



82-4835

September 5, 2005

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Notice of Resolution of Meeting of the Board of Directors of Bangkok Bank Public Company Limited (the "Bank") in respect of Redemption of Capital Augmented Preferred Securities ("CAPS")

Dear Sirs,

Reference is made to the issuance and offer for sale of CAPS by the Bank on April 2, 1999 in the amount of Baht 46,000 Million, comprising Preferred Shares and Group 1 Subordinated Debentures totaling Baht 34,500 Million and Group 2 Subordinated Debentures Totaling Baht 11,500 Million, under which the Bank is entitled to redeem all such securities as from April 2, 2004 and to the adjustment of Terms and Conditions and partial redemption of CAPS on April 2, 2004, after which the remaining amount of CAPS is Baht 17,544 Million, comprising Preferred Shares and Group 1 Subordinated Debentures totaling Baht 13,165.50 Million and Group 2 Subordinated debentures totaling Baht 4,388.50 Million.

The Bank hereby wish to inform you that the meeting No.6/2005 of the Board of Directors of the Bank held on July 29, 2005 has passed the resolutions to the effect that the remaining amount of CAPS be promptly redeemed under the conditions that the Bank shall have obtained the approval of the Bank of Thailand and/or any relevant authorities in the event such approval is required.

We wish to further advise that the Bank has received approval from the Bank of Thailand and that the redemption is scheduled for September 29, 2005.

Kindly be informed accordingly.

With best regards,

Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

Finance and Accounting Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

dlw 9/14

cc. Dr. Piyapan Tayanithi, Executive Vice President


Bangkok Bank
ธนาคารกรุงเทพ

September 5, 2005


SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH. D.C.
185
SECTION

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Announcement of Dividend Payment

Dear Sirs,

Bangkok Bank Public Company Limited ("Bank") would like to inform you of the resolution adopted by the meeting No.7/2548 of the Board of Directors of the Bank held on August 23, 2005 to the effect that the interim dividends be paid on September 23, 2005 from the profit of the operating result of the first half of the year 2005 at the rate of Baht 0.75 per share to the shareholders whose names appear on the date the share register book is closed for the purpose of ascertaining entitlement to dividend, which is September 7, 2005 at 12.00 hours.

With best regards,

Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

Finance and Accounting Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2231 4333 Telex 82638 BKBANK TH www.bangkokbank.com


Bangkok Bank
ธนาคารกรุงเทพ

September 2, 2005

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2nd quarter 2005 audited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

These financial results can be accessed through the following websites:

Stock Exchange of Thailand (SET)
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission (SEC)
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited (BBL)
http://www.bangkokbank.com (For Shareholders/Financial Results).

Please contact me if you have any questions.

With best regards,

Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

Finance and Accounting Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

BANGKOK BANK PUBLIC COMPANY
LIMITED AND SUBSIDIARIES

Financial Statements

Half year ended June 30, 2005



Dedicated to serving businesses in Thailand for over 66 years

บริษัท ดีลอยท์ ทู้ช โธมัทสุ ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
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กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of Bangkok Bank Public Company Limited and subsidiaries and the balance sheets of Bangkok Bank Public Company Limited as at June 30, 2005 and December 31, 2004, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the half years then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and the Bank's financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at June 30, 2005 and December 31, 2004, and the results of operations and the cash flows for the half years then ended, in conformity with generally accepted accounting principles.

In addition, we have also reviewed the consolidated and the Bank's statements of income for the quarters ended June 30, 2005 and 2004. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's statements of income as described in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
August 19, 2005

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2005	As at December 31, 2004	As at June 30, 2005	As at December 31, 2004
ASSETS				
CASH	29,807,640,960	30,553,309,059	29,679,569,815	30,455,876,023
INTERBANK AND MONEY MARKET ITEMS (Note 4.2)				
Domestic items				
Interest bearing	15,304,166,256	9,671,687,831	14,339,891,237	9,234,024,797
Non-interest bearing	5,699,831,400	7,650,261,187	5,639,725,335	7,576,132,603
Foreign items				
Interest bearing	95,534,545,473	105,659,919,561	93,993,564,307	104,206,271,297
Non-interest bearing	6,806,915,333	8,615,646,423	6,529,284,180	8,391,524,607
Total interbank and money market items, net	123,345,458,462	131,597,515,002	120,502,465,059	129,407,953,304
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 4.3)	24,500,000,000	32,340,000,000	24,500,000,000	32,030,000,000
INVESTMENTS (Notes 3.4 and 4.4)				
Current investments, net	155,404,838,098	135,299,551,273	154,533,299,377	134,685,500,555
Long-term investments, net	152,199,628,454	163,766,142,517	150,312,520,681	162,142,701,414
Investments in subsidiaries and associated companies, net	2,321,399,691	2,148,254,718	8,861,205,855	8,923,574,517
Total investments, net	309,925,866,243	301,213,948,508	313,707,025,913	305,751,776,486
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Notes 3.5 and 4.5)	956,444,022,416	934,433,995,953	958,347,993,245	932,940,377,735
Accrued interest receivable	1,563,440,614	1,221,789,929	1,551,723,382	1,202,111,540
Total loans and accrued interest receivable	958,007,463,030	935,655,785,882	959,899,716,627	934,142,489,275
Less Allowance for doubtful accounts (Notes 3.6 and 4.6)	(90,728,104,816)	(92,063,630,755)	(90,451,734,801)	(91,686,041,459)
Less Revaluation allowance for debt restructuring (Note 4.7)	(16,543,869,534)	(17,679,900,939)	(16,543,869,534)	(17,679,900,939)
Total loans and accrued interest receivable, net	850,735,488,680	825,912,254,188	852,904,112,292	824,776,546,877
PROPERTIES FORECLOSED, NET (Notes 3.8 and 4.8)	42,706,830,263	39,267,439,468	35,694,996,722	32,077,907,961
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	1,012,697,424	880,659,148	1,012,697,424	880,659,148
PREMISES AND EQUIPMENT, NET (Notes 3.9 and 4.9)	33,663,019,204	29,516,333,979	33,471,472,916	29,339,151,357

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2005	As at December 31, 2004	As at June 30, 2005	As at December 31, 2004
ASSETS (CONTINUED)				
LEASEHOLDS, NET (Note 3.11)	2,255,235,654	2,228,232,127	2,247,458,491	2,219,892,746
OTHER ASSETS, NET	7,695,022,561	13,837,769,737	6,547,568,892	12,995,239,980
TOTAL ASSETS	1,425,647,259,451	1,407,347,461,216	1,420,267,367,524	1,399,935,003,882

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2005	As at December 31, 2004	As at June 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 4.10)				
Deposits in Baht	1,095,592,233,229	1,107,288,398,701	1,095,635,952,046	1,104,336,705,931
Deposits in foreign currencies	91,733,564,371	88,078,065,768	84,971,864,838	81,774,747,277
Total deposits	1,187,325,797,600	1,195,366,464,469	1,180,607,816,884	1,186,111,453,208
INTERBANK AND MONEY MARKET ITEMS (Note 4.11)				
Domestic items				
Interest bearing	14,348,772,539	10,473,437,042	14,348,772,539	10,406,937,042
Non-interest bearing	2,517,927,549	2,920,731,361	2,539,220,433	3,049,657,218
Foreign items				
Interest bearing	17,996,163,871	17,521,750,489	17,934,547,882	17,454,332,230
Non-interest bearing	2,205,155,659	2,176,101,947	2,286,577,345	2,258,889,046
Total interbank and money market items, net	37,068,019,618	33,092,020,839	37,109,118,199	33,169,815,536
LIABILITIES PAYABLE ON DEMAND	5,760,095,152	4,330,972,608	5,731,886,470	4,036,962,120
BORROWINGS (Note 4.12)				
Short-term borrowings	1,150,750,649	1,088,810,065	1,150,750,649	1,088,810,065
Long-term borrowings	26,047,643,456	24,176,128,656	26,047,643,456	24,176,128,656
Total borrowings	27,198,394,105	25,264,938,721	27,198,394,105	25,264,938,721
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 4.18)	13,164,183,450	13,164,183,450	13,164,183,450	13,164,183,450
BANK'S LIABILITIES UNDER ACCEPTANCES	1,012,697,424	880,659,148	1,012,697,424	880,659,148
INTER ACCOUNT BALANCE, NET	4,742,758,571	5,294,391,733	4,697,404,470	5,252,611,204
SUNDRY CREDITORS	3,223,016,669	4,133,894,734	5,578,222,371	3,498,641,620
OTHER LIABILITIES	13,435,618,454	10,569,035,636	12,997,832,369	13,589,835,029
TOTAL LIABILITIES	1,292,930,581,043	1,292,096,561,338	1,288,097,555,742	1,284,969,100,036

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2005	As at December 31, 2004	As at June 30, 2005	As at December 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.19)				
Registered share capital				
3,998,213,345 ordinary shares of Baht 10 each	39,982,133,450	-	39,982,133,450	-
3,998,000,000 ordinary shares of Baht 10 each	-	39,980,000,000	-	39,980,000,000
1,786,655 preferred shares of Baht 10 each	17,866,550	-	17,866,550	-
2,000,000 preferred shares of Baht 10 each	-	20,000,000	-	20,000,000
Issued and paid-up share capital				
1,908,711,239 ordinary shares of Baht 10 each	19,087,112,390	19,087,112,390	19,087,112,390	19,087,112,390
131,655 preferred shares of Baht 10 each (Notes 4.18 and 4.19)	1,316,550	1,316,550	1,316,550	1,316,550
PREMIUM ON ORDINARY SHARE CAPITAL (Note 4.23)	56,346,232,013	56,346,232,013	56,346,232,013	56,346,232,013
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 3.9)	10,192,129,603	10,200,890,371	10,192,129,603	10,200,890,371
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 3.9)	8,685,295,211	4,315,536,246	8,685,295,211	4,315,536,246
FOREIGN EXCHANGE ADJUSTMENT	1,524,363,714	592,347,081	1,524,363,714	592,347,081
UNREALIZED GAINS ON INVESTMENT (Note 3.4)	9,782,410,268	9,166,239,834	9,782,410,268	9,166,239,8[illegible]
UNREALIZED LOSSES ON INVESTMENT (Note 3.4)	(461,949,786)	(1,581,998,988)	(461,949,786)	(1,581,998,988)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,399,683	-	45,399,683	-
RETAINED EARNINGS (Note 4.23)				
Appropriated				
Legal reserves (Note 4.22)	6,000,000,000	2,000,000,000	6,000,000,000	2,000,000,000
Other reserves (Note 4.22)	8,500,000,000	5,000,000,000	8,500,000,000	5,000,000,000
Unappropriated	12,467,502,136	9,838,228,349	12,467,502,136	9,838,228,349
TOTAL	132,169,811,782	114,965,903,846	132,169,811,782	114,965,903,846
MINORITY INTEREST	546,866,626	284,996,032	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	132,716,678,408	115,250,899,878	132,169,811,782	114,965,903,846
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,425,647,259,451	1,407,347,461,216	1,420,267,367,524	1,399,935,003,882

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2005	As at December 31, 2004	As at June 30, 2005	As at December 31, 2004
OFF-BALANCE-SHEET ITEMS				
CONTINGENCIES (Note 4.25)				
AVALS TO BILLS AND GUARANTEES OF LOANS	11,467,295,706	12,983,584,773	11,457,274,632	12,978,788,166
LIABILITY UNDER UNMATURED IMPORT BILLS	11,195,254,880	11,468,042,930	10,958,162,816	11,324,071,472
LETTERS OF CREDIT	30,656,257,115	29,795,351,236	30,402,285,200	29,432,034,958
OTHER CONTINGENCIES	676,923,875,894	587,929,949,023	674,983,449,929	586,215,776,975

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED - REVIEWED"

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
INTEREST AND DIVIDEND INCOME				
Interest on loans	9,584,276,684	8,430,722,674	9,527,024,718	8,330,005,059
Interest on interbank and money market items	1,081,730,138	591,228,534	1,070,374,663	574,245,940
Hire purchase and financial lease income	120,747	245,491	-	-
Investments	2,369,232,279	2,477,433,013	2,394,066,151	2,449,476,105
Total interest and dividend income	13,035,359,848	11,499,629,712	12,991,465,532	11,353,727,104
INTEREST EXPENSES				
Interest on deposits	2,688,353,858	2,476,745,191	2,645,326,724	2,428,348,09[illegible]
Interest on interbank and money market items	239,220,028	103,256,667	233,648,634	95,400,364
Interest on short - term borrowings	20,430,461	-	20,430,461	-
Interest on long - term borrowings	932,600,462	909,049,016	932,600,462	909,049,016
Total interest expenses	3,880,604,809	3,489,050,874	3,832,006,281	3,432,797,472
NET INTEREST AND DIVIDEND INCOME	9,154,755,039	8,010,578,838	9,159,459,251	7,920,929,632
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 4.6)	726,531,407	147,739,100	716,412,860	181,917,809
LOSS ON DEBT RESTRUCTURING	350,909,241	861,773,929	350,909,241	861,773,929
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	8,077,314,391	7,001,065,809	8,092,137,150	6,877,237,894
NON - INTEREST INCOME				
Gain on investments, net	513,926,166	111,220,692	514,613,164	117,239,57[illegible]
Equity in undistributed net income of subsidiaries and associated companies	93,382,324	61,248,367	149,437,580	63,022,315
Fees and service income				
Acceptances, aval and guarantees	38,596,686	32,978,851	38,591,621	32,978,851
Others	3,437,129,188	3,116,853,307	3,238,706,764	2,884,282,104
Gain on exchange, net	832,690,443	652,529,116	825,053,878	644,234,875
Gain on disposal of assets	133,013,919	245,406,311	131,709,562	244,933,149
Other income	386,801,411	228,265,352	259,593,518	200,713,707
Total non - interest income	5,435,540,137	4,448,501,996	5,157,706,087	4,187,404,573
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	13,512,854,528	11,449,567,805	13,249,843,237	11,064,642,467

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED - REVIEWED"

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2005	2004	2005	2004
NON - INTEREST EXPENSES					
Personnel expenses		2,415,201,294	2,228,778,142	2,320,497,037	2,094,518,068
Premises and equipment expenses		1,448,073,077	1,256,776,582	1,413,158,243	1,211,710,990
Taxes and duties		656,852,109	447,959,975	636,720,986	406,925,125
Fees and service expenses		620,047,085	581,445,862	607,390,887	551,787,125
Directors' remuneration		22,187,653	11,614,500	19,150,000	10,450,000
Contributions to the Financial Institutions Development Fund		1,119,715,866	1,050,400,629	1,118,603,242	1,047,887,466
Other expenses		1,628,666,066	1,520,855,399	1,560,541,913	1,446,560,920
Total non - interest expenses		7,910,743,150	7,097,831,089	7,676,062,308	6,769,839,694
INCOME BEFORE INCOME TAX		5,602,111,378	4,351,736,716	5,573,780,929	4,294,802,773
INCOME TAX EXPENSES (Note 4.30)		15,093,096	48,902,810	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		5,587,018,282	4,302,833,906	5,573,780,929	4,294,802,773
MINORITY INTERESTS IN NET INCOME OF SUBSIDIARIES		13,237,353	8,031,133	-	-
NET INCOME		5,573,780,929	4,294,802,773	5,573,780,929	4,294,802,773
BASIC EARNINGS PER SHARE (Note 3.18)	**BAHT**	2.92	2.25	2.92	2.25
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	**SHARES**	1,908,711,239	1,908,497,894	1,908,711,239	1,908,497,894

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
INTEREST AND DIVIDEND INCOME				
Interest on loans	19,340,499,418	16,429,060,575	19,189,094,219	16,241,965,817
Interest on interbank and money market items	2,101,585,377	1,250,048,679	2,079,835,373	1,334,218,103
Hire purchase and financial lease income	201,695	443,710	-	-
Investments	4,942,373,070	5,454,623,008	4,887,019,662	5,382,314,799
Total interest and dividend income	26,384,659,560	23,134,175,972	26,155,949,254	22,958,498,719
INTEREST EXPENSES				
Interest on deposits	5,304,654,161	4,998,674,182	5,210,459,587	4,901,988,436
Interest on interbank and money market items	341,819,683	209,560,976	330,133,634	208,340,9[illegible]
Interest on short - term borrowings	39,953,456	745,005,868	39,953,456	745,005,868
Interest on long - term borrowings	1,825,904,517	2,506,067,362	1,825,904,517	2,506,067,362
Total interest expenses	7,512,331,817	8,459,308,388	7,406,451,194	8,361,402,582
NET INTEREST AND DIVIDEND INCOME	18,872,327,743	14,674,867,584	18,749,498,060	14,597,096,137
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 4.6)	2,450,267,239	(211,593,955)	2,425,272,516	(186,301,798)
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(368,468,954)	2,248,335,978	(368,468,954)	2,248,335,978
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	16,790,529,458	12,638,125,561	16,692,694,498	12,535,061,957
NON - INTEREST INCOME				
Gain on investments, net	360,575,992	493,586,463	361,992,590	462,413,870
Equity in undistributed net income of subsidiaries and associated companies	179,220,705	149,176,042	336,732,272	183,332,7[illegible]
Fees and service income				
Acceptances, aval and guarantees	83,528,315	85,661,187	83,503,583	85,621,223
Others	6,929,227,349	6,397,047,653	6,473,916,597	5,791,056,287
Gain on exchange, net	1,495,669,273	1,327,716,732	1,480,997,493	1,314,924,812
Gain on disposal of assets	217,892,990	326,601,550	214,017,208	326,138,512
Other income	677,184,969	436,458,150	517,815,221	395,545,171
Total non - interest income	9,943,299,593	9,216,247,777	9,468,974,964	8,559,032,630
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	26,733,829,051	21,854,373,338	26,161,669,462	21,094,094,587

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2005	2004	2005	2004
NON - INTEREST EXPENSES					
Personnel expenses		4,843,172,872	4,517,826,831	4,643,619,506	4,200,539,339
Premises and equipment expenses		2,698,464,364	2,364,368,991	2,621,877,639	2,266,294,234
Taxes and duties		1,330,864,707	1,004,886,066	1,298,819,902	953,414,415
Fees and service expenses		1,175,561,975	1,657,151,335	1,133,652,478	1,580,210,353
Directors' remuneration		34,029,833	19,697,000	29,780,000	16,950,000
Contributions to the Financial Institutions Development Fund		2,241,656,979	2,100,801,260	2,237,206,484	2,095,774,932
Loss on impairment of properties foreclosed		433,030,337	304,383,945	423,966,495	292,442,660
Other expenses		2,333,883,112	2,151,972,157	2,195,970,119	2,076,165,137
Total non - interest expenses		15,090,664,179	14,121,087,585	14,584,892,623	13,481,791,070
INCOME BEFORE INCOME TAX		11,643,164,872	7,733,285,753	11,576,776,839	7,612,303,517
INCOME TAX EXPENSES (Note 4.30)		38,228,913	90,947,252	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		11,604,935,959	7,642,338,501	11,576,776,839	7,612,303,517
MINORITY INTERESTS IN NET INCOME OF SUBSIDIARIES		28,159,120	30,034,984	-	-
NET INCOME		11,576,776,839	7,612,303,517	11,576,776,839	7,612,303,517
BASIC EARNINGS PER SHARE (Note 3.18)	**BAHT**	6.07	3.99	6.07	3.99
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	**SHARES**	1,908,711,239	1,908,497,894	1,908,711,239	1,908,497,894

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)

(Mr. Teera Aphaiwongse)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	CONSOLIDATED FINANCIAL STATEMENTS												
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Minority Interest	Total
at January 1, 2004	19,084,978,940	3,450,000	82,121,708,352	10,200,890,371	4,987,005,139	676,451,457	12,825,912,550	(1,896,391,232)	-	74,811,775,948	(100,587,252,287)	261,494,528	102,490,023,766
per premises appraisal	-	-	-	-	(337,457,204)	-	-	-	-	-	-	-	(337,457,204)
es) on investment	-	-	-	-	-	-	(3,160,903,195)	(610,599,193)	-	-	-	-	(3,771,502,388)
stment	-	-	-	-	-	435,943,836	-	-	-	-	-	-	435,943,836
t recognised in the statement of income	-	-	-	-	(337,457,204)	435,943,836	(3,160,903,195)	(610,599,193)	-	-	-	-	(3,673,015,756)
ings (deficit) (Note 4.23)	-	-	(25,775,476,339)	-	-	-	-	-	-	(74,811,775,948)	100,587,252,287	-	-
	-	-	-	-	-	-	-	-	-	-	7,612,303,517	-	7,612,303,517
ng appraisal (Note 4.1.2.4)	-	-	-	-	-	-	-	-	-	-	337,457,204	-	337,457,204
	-	-	-	-	-	-	-	-	-	-	-	(6,789,096)	(6,789,096)
June 30, 2004	19,084,978,940	3,450,000	56,346,232,013	10,200,890,371	4,649,547,935	1,112,395,293	9,665,009,355	(2,506,990,425)	-	-	7,949,760,721	254,705,432	106,759,979,635
at January 1, 2005	19,087,112,390	1,316,550	56,346,232,013	10,200,890,371	4,315,536,246	592,347,081	9,166,239,834	(1,581,998,988)	-	7,000,000,000	9,838,228,349	284,996,032	115,250,899,878
per premises appraisal	-	-	-	(8,760,768)	4,369,758,965	-	-	-	-	-	-	-	4,360,998,197
es) on investment	-	-	-	-	-	-	616,170,434	1,120,049,202	-	-	-	-	1,736,219,636
ting from the sale of shares of a subsidiary ess of book value	-	-	-	-	-	-	-	-	45,399,683	-	-	-	45,399,683
ustment	-	-	-	-	-	932,016,633	-	-	-	-	-	-	932,016,633
ot recognised in the statement of income	-	-	-	(8,760,768)	4,369,758,965	932,016,633	616,170,434	1,120,049,202	45,399,683	-	-	-	7,074,634,149
	-	-	-	-	-	-	-	-	-	-	11,576,776,839	-	11,576,776,839
4.24)	-	-		-	-	-	-	-	-	-	(1,908,711,239)	-	(1,908,711,239)
ing appraisal (Note 4.1.2.4)	-	-	-	-	-	-	-	-	-	-	453,010,849	-	453,010,849
f assets appraisal	-	-	-	-	-	-	-	-	-	-	8,197,338	-	8,197,338
4.22 and 4.24)	-	-	-	-	-	-	-	-	-	4,000,000,000	(4,000,000,000)	-	-
4.22 and 4.24)	-	-	-	-	-	-	-	-	-	3,500,000,000	(3,500,000,000)	-	-
	-	-	-	-	-	-	-	-	-	-	-	261,870,594	261,870,594
June 30, 2005	19,087,112,390	1,316,550	56,346,232,013	10,192,129,603	8,685,295,211	1,524,363,714	9,782,410,268	(461,949,786)	45,399,683	14,500,000,000	12,467,502,136	546,866,626	132,716,678,408

l statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	THE BANK'S FINANCIAL STATEMENTS											
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Total
g balance as at January 1, 2004	19,084,978,940	3,450,000	82,121,708,352	10,200,890,371	4,987,005,139	676,451,457	12,825,912,550	(1,896,391,232)	-	74,811,775,948	(100,587,252,287)	102,228,529,238
ed increment per premises appraisal	-	-	-	-	(337,457,204)	-	-	-	-	-	-	(337,457,204)
ed gains (losses) on investment	-	-	-	-	-	-	(3,160,903,195)	(610,599,193)	-	-	-	(3,771,502,388)
xchange adjustment	-	-	-	-	-	435,943,836	-	-	-	-	-	435,943,836
gain (loss) not recognised in the statement of income	-	-	-	-	(337,457,204)	435,943,836	(3,160,903,195)	(610,599,193)	-	-	-	(3,673,015,756)
retained earnings (deficit) (Note 4.23)	-	-	(25,775,476,339)	-	-	-	-	-	-	(74,811,775,948)	100,587,252,287	-
ne	-	-	-	-	-	-	-	-	-	-	7,612,303,517	7,612,303,517
tion of building appraisal (Note 4.1.2.4)	-	-	-	-	-	-	-	-	-	-	337,457,204	337,457,204
alance as at June 30, 2004	19,084,978,940	3,450,000	56,346,232,013	10,200,890,371	4,649,547,935	1,112,395,293	9,665,009,355	(2,506,990,425)	-	-	7,949,760,721	106,505,274,203
g balance as at January 1, 2005	19,087,112,390	1,316,550	56,346,232,013	10,200,890,371	4,315,536,246	592,347,081	9,166,239,834	(1,581,998,988)	-	7,000,000,000	9,838,228,349	114,965,903,846
ed increment per premises appraisal	-	-	-	(8,760,768)	4,369,758,965	-	-	-	-	-	-	4,360,998,197
ed gains (losses) on investment	-	-	-	-	-	-	616,170,434	1,120,049,202	-	-	-	1,736,219,636
ed gains resulting from the sale of shares of a subsidiary public in excess of book value	-	-	-	-	-	-	-	-	45,399,683	-	-	45,399,683
exchange adjustment	-	-	-	-	-	932,016,633	-	-	-	-	-	932,016,633
gain (loss) not recognised in the statement of income	-	-	-	(8,760,768)	4,369,758,965	932,016,633	616,170,434	1,120,049,202	45,399,683	-	-	7,074,634,149
ne	-	-	-	-	-	-	-	-	-	-	11,576,776,839	11,576,776,839
d paid (Note 4.24)	-	-	-	-	-	-	-	-	-	-	(1,908,711,239)	(1,908,711,239)
tion of building appraisal (Note 4.1.2.4)	-	-	-	-	-	-	-	-	-	-	453,010,849	453,010,849
increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	8,197,338	8,197,338
erve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	4,000,000,000	(4,000,000,000)	-
erve (Notes 4.22 and 4.24)	-	-	-	-	-	-	-	-	-	3,500,000,000	(3,500,000,000)	-
alance as at June 30, 2005	19,087,112,390	1,316,550	56,346,232,013	10,192,129,603	8,685,295,211	1,524,363,714	9,782,410,268	(461,949,786)	45,399,683	14,500,000,000	12,467,502,136	132,169,811,782

the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	11,576,776,839	7,612,303,517	11,576,776,839	7,612,303,517
Item to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	1,175,902,871	3,592,016,124	1,132,214,316	3,553,990,001
Bad debt and doubtful accounts (reversal)	2,450,267,239	(211,593,955)	2,425,272,516	(186,301,798)
Loss on debt restructuring (reversal)	(368,468,954)	2,248,335,978	(368,468,954)	2,248,335,978
Gain on foreign exchange	(263,011,452)	(951,759,447)	(263,566,599)	(952,839,39[illegible]
Loss (gain) on disposal of assets	(995,302)	(6,634,712)	978,714	(5,577,205)
Unrealized loss (gain) on revaluation of trading securities	844,434	(47,720,880)	597,634	(47,720,880)
Gain on disposal of securities for investment	(1,190,818,129)	(1,811,941,767)	(1,190,800,962)	(1,779,237,468)
Loss on impairment of investments	836,991,787	1,343,308,837	836,991,787	1,343,308,837
Loss on revaluation of land and premises	25,402,147	-	25,402,147	-
Equity in undistributed net income of subsidiaries and associated companies	(179,220,705)	(149,176,042)	(336,732,272)	(183,332,755)
Dividend income from subsidiaries and associated companies	5,752,080	5,752,080	20,157,073	82,340,429
Damage claim expense	33,592,702	83,905,025	33,592,702	83,905,025
Loss on impairment of properties foreclosed	433,030,337	304,383,945	423,966,495	292,442,661
Gain on reversal of impairment of properties foreclosed	(3,794,667)	(4,312,393)	-	-
Loss on impairment of other assets	87,039,376	20,151,476	86,427,759	17,861,249
Accrued interest receivable and dividend income decrease	184,242,408	1,306,296,278	87,495,185	1,214,607,810
Accrued receivable - other increase (decrease)	(139,519,774)	42,522,502	65,672,982	2,068,033
Accrued interest payable decrease	(161,891,883)	(910,014,864)	(152,160,971)	(944,663,132)
Accrued other expenses increase (decrease)	842,551,579	(195,728,763)	851,716,831	(222,883,628)
Minority interest in net income of subsidiaries	28,159,120	30,034,984	-	-
Income from operations before changes in operating assets and liabilities	15,372,832,053	12,300,127,923	15,255,533,222	12,128,607,275

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	7,984,391,034	25,715,960,251	8,703,530,381	35,525,088,322
Securities purchased under resale agreements	7,550,000,000	20,624,000,000	7,530,000,000	20,594,000,000
Current investments - trading securities	33,664,783	1,976,850,183	231,668,197	1,976,820,433
Loans	(39,653,511,275)	(61,740,209,848)	(38,764,390,561)	(61,173,338,065)
Properties foreclosed	1,523,625,318	1,082,855,298	1,483,642,129	1,495,164,602
Other assets	5,847,410,516	1,938,942,366	6,067,705,429	705,740,504
Operating liabilities increase (decrease)				
Interbank and money market items	4,024,498,780	(3,863,330,548)	3,939,302,663	(10,525,242,613)
Negotiable certificates of deposit	(557,681,150)	16,096,800	(10,000,000)	(36,000,000)
Deposits	(3,784,260,770)	40,634,075,330	(5,493,636,324)	40,670,344,755
Liabilities payable on demand	1,429,122,545	(2,233,673,636)	1,694,924,350	(2,271,711,352)
Securities sold under repurchase agreements	-	2,000,000,000	-	2,000,000,000
Other liabilities	3,152,475,139	2,714,335,941	2,503,325,099	3,802,307,453
Net cash provided by operating activities	2,922,566,973	41,166,030,060	3,141,604,585	44,891,781,314
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(55,689,832,810)	(107,493,651,385)	(55,494,141,118)	(107,418,901,013)
Proceeds from disposal of available for sale securities	59,496,220,083	114,093,827,566	59,544,720,083	110,955,598,409
Purchase of held to maturity debt securities	(44,743,548,694)	(33,386,139,558)	(44,606,641,723)	(32,601,749,277)
Proceeds from redemption of held to maturity debt securities	37,561,843,409	19,493,623,999	37,227,491,076	18,343,470,364
Purchase of general investments	(658,727,059)	(412,863,660)	(658,727,059)	(412,863,660)
Proceeds from disposal of general investments	1,266,060,160	254,785,027	1,264,653,910	254,785,027
Purchase of investments in subsidiaries and associated companies	-	-	-	(320,210,071)
Proceeds from disposal of investments in subsidiaries and associated companies	1,355,492,495	9,965,646	1,355,648,320	1,676,546
Purchase of premises, equipment and leasehold	(686,154,564)	(696,261,711)	(663,055,080)	(653,151,515)
Proceeds from disposal of premises, equipment and leasehold	6,365,585	10,005,681	4,376,235	7,060,407
Net cash used in investing activities	(2,092,281,395)	(8,126,708,395)	(2,025,675,356)	(11,844,284,783)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2005	2004	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash received from issued of common stock and premium of common stock from minority interests	321,338,790	-	-	-
Cash paid for subordinated bonds extinguishment	-	(2,530,000,000)	-	(2,530,000,000)
Cash paid for redemption prior to the maturity of subordinated bonds	-	(7,111,500,000)	-	(7,111,500,00
Cash paid for subordinated convertible bonds extinguishment	-	(9,767,989,760)	-	(9,767,989,760)
Cash paid for redemption prior to the maturity of subordinated debentures cum preferred shares	-	(21,332,366,550)	-	(21,332,366,550)
Dividend paid	(1,908,711,239)	-	(1,908,711,239)	-
Dividend paid to minority interests	(11,894,919)	-	-	-
Net cash used in financing activities	(1,599,267,368)	(40,741,856,310)	(1,908,711,239)	(40,741,856,310)
Effect on cash due to changes in the exchange rates	23,313,691	32,440,974	16,475,802	27,991,724
Net decrease in cash	(745,668,099)	(7,670,093,671)	(776,306,208)	(7,666,368,055)
Cash as at January 1,	30,553,309,059	28,379,322,953	30,455,876,023	28,239,949,393
Cash as at June 30,	29,807,640,960	20,709,229,282	29,679,569,815	20,573,581,338

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE HALF YEARS ENDED JUNE 30, 2005 AND 2004

1. REGULATORY REQUIREMENTS

1.1 Allowance for doubtful accounts

The Bank of Thailand (BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on an account-by-account basis, or alternatively, on a customer basis, which is more stringent. In this respect, the Bank has adopted the more stringent requirement to classify loans on a customer basis. The Bank classifies all loans belonging to one customer at the lowest quality category of such customer as well as setting up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. In addition, the guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. In addition, in 2002, the BOT had announced the new guidelines on qualitative loan review regarding the amendment of the notification of qualitative review of loans, commitments and its related reports dated September 20, 2002 and issued an additional amendment of the qualitative loan review guidelines per the notification dated March 31, 2003. The notification requires the Bank to perform reviews of all loans which have outstanding balance as at the end of the calendar year (except loans that have been brought to and finalized by the court and new loans that are approved within the end of the calendar year). The notification also provides an alternative loan review for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year by using statistical methods. As at June 30, 2005, the Bank is carrying out the qualitative loan review in accordance with the Bank's annual loan review plan.

Furthermore, the BOT has also issued several additional guidelines to clarify these guidelines, such as those for the basis for debt restructuring and collateral appraisal of financial institutions, worthless or irrecoverable assets or assets with doubtful recoverability value including reports required to be submitted to the BOT.

1.2 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at June 30, 2005 and December 31, 2004, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In July 2004, the Bank submitted a plan in accordance therewith to the Bank of Thailand for approval by the Ministry of Finance to sell the shares of the Bank in Bualuang Finance Company Limited to Asia Credit Public Company Limited according to the plan of Asia Credit Public Company Limited to apply for a full banking license.

In December 2004, Asia Credit Public Company Limited received approval from the Ministry of Finance to establish a commercial bank under the framework of the Financial Sector Master Plan.

In April 2005, the Bank sold all the shares that the Bank held in Bualuang Finance Company Limited to Asia Credit Public Company Limited. Furthermore, the Bank will reduce the shareholding in Asia Credit Public Company Limited according to the timeframe set by the Ministry of Finance.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at June 30, 2005 and December 31, 2004, the Bank has a total staff of 18,493 and 18,791, respectively.

2.1 The consolidated and the Bank's financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The consolidated statements of income for the quarter and half year ended June 30, 2005, the consolidated balance sheet as at December 31, 2004 and the consolidated financial statements for the quarter and half year ended June 30, 2004, included the accounts of all branches of the Bank and its seven subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The seven subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital

Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank BBL Asset Management Company Limited and Bualuang Securities Public Company Limited.* The consolidated balance sheet as at June 30, 2005, included its six subsidiaries which are the above mentioned subsidiaries and excluded Bualuang Finance Company Limited in which the Bank had sold such investments in April 2005.

In addition, the consolidated financial statements for the quarters and half years ended June 30, 2005 and 2004 as well as consolidated balance sheet as at December 31, 2004 also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The consolidated financial statements for the quarter and half year ended June 30, 2005 and consolidated balance sheet as at December 31, 2004, do not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as the Bank intends to hold such investments on a temporary basis and do not include the financial statements of Noble Place Company Limited in which the Bank had sold such investments during the year 2004. The consolidated financial statements for the quarter and half year ended June 30, 2004, do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets amounting to Baht 700.8 million and Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 258.5 million in their respective December 31, 2003 audited financial statements.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's financial statements for the quarter and the half year ended June 30, 2005 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the reviewed financial statements of these companies except for the financial statements of Bualuang Finance Company Limited which was unreviewed due to the Bank had sold such investments in April 2005, and the financial statements of Bangkok Bank Berhad, BBL Asset Management Company Limited and Bualuang Securities Public Company Limited which were audited; the Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies except for Asia Credit Public Company Limited.

The Bank's financial statements for the year ended December 31, 2004 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the audited financial statements of these companies and the Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies except for Asia Credit Public Company Limited.

* Formerly Bualuang Securities Co., Ltd.

2.4 The Bank has reclassified the interbank and money market items for both assets and liabilities in balance sheet as at December 31, 2004, which are presented for comparison, to be more appropriate from previously presented.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

3.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses includes contribution to the Financial Institutions Development Fund on an accrual basis.

Costs in issuing share capital are included in non-interest expense.

3.3 Cash

Cash are cash on hand and cash in transit.

3.4 Investments

The Bank's investments portfolios, consisting of debt, equity securities and investments in receivables are classified as trading securities, available-for-sale securities, held-to-maturity securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available-for-sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available-for-sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held-to-maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held-to-maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available-for-sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available-for-sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

The Bank presents investment in subsidiaries and associated companies by the equity method, net of valuation allowances for impairment.

The Bank presents its investments transferred to a subsidiary as securities transferred to subsidiary, classified as available-for-sale securities. Cash received from the aforementioned transfer is presented as other liabilities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

The Bank classifies the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and the rights against the promissory note entitled to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held-to-maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the period.

3.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans (See Note 4.5).

3.6 Allowance for doubtful accounts

As at June 30, 2005 and December 31, 2004, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value dated August 23, 2004 to be Baht 65,703.3 million* and Baht 57,836.9 million,** respectively, in the consolidated financial statements and Baht 65,551.9 million* and Baht 57,701.6 million,*** respectively, in the Bank's financial statements (See Note 4.5.5).

As at June 30, 2005 and December 31, 2004, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount to Baht 25,003.4 million and Baht 34,207.0 million, respectively, in the consolidated financial statements, and of Baht 24,878.4 million and Baht 33,964.7 million, respectively, in the Bank's financial statements (See Note 4.6).

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

3.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset

---

* Excluding allowance for doubtful account of interbank and money market items amount to Baht 110.0 million.

** Excluding allowance for doubtful account of interbank and money market items amount to Baht 57.2 million.

***

or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

3.8 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties are recognized as non-interest income or expense on the date of disposal.

Since July 2, 2004, the Bank has complied with the BOT's circular letter number ThorPorTor. SorNorSor. (31) Wor. 166/2547 regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004.

3.9 Premises, equipment and depreciation

In 2000, land and premises were reappraised by independent professional appraisers according to the guidelines established by the BOT. The land and premises increment resulting from the appraisal was recorded in the accounts as unrealized increment per land and premises appraisal and shown as shareholders' equity. Depreciation of the premises appraisal increase was recognized as an expense in the statement of income and the amortization of the unrealized increment per premises appraisal was transferred to the retained earnings by the same amount of such depreciation. The appraisal decrease was charged directly against any related appraisal increase of the same piece of asset. The residual appraisal decrease was recognized as an expense in the statement of income.

In 2002, condominiums were reappraised by independent professional appraisers according to the guidelines established by the BOT.

Land and premises were reappraised by independent professional appraisers according to the guidelines established by the BOT during January to March 2005 and recognized in the Bank's account in June 2005.

Land is stated at new appraised value. Premises are stated at new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30	Years
Premises-newly construct	20	Years
Equipment	5	Years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

3.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. The Bank has made full allowance for the item as per the BOT's requirement (See Note 4.6).

For the transactions occurred from January 1, 2005 onwards, all of the legal expense paid for the prosecution of defaulting debtors were recorded as legal expense in the period occurred and cash received from repayment of debtors were recorded as other income.

For the year ended December 31, 2004, the legal expense paid in advance were written off for the amount that was determined to be irrecoverable.

3.11 Leaseholds

Leaseholds are stated at cost less amortization. Amortization change is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leasehold in foreign countries are amortized at the legal rates applicable in each locality.

3.12 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statement of income. Foreign exchange translation of the financial statements of overseas branches and foreign subsidiaries are included as a component in shareholders' equity.

3.13 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

3.14 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statement of income in the current period. Gains or losses on such contracts are taken to statement of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate swap and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statement of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

3.15 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 5.0% and 3.0% of basic salary respectively for executive level and non-executive, while the Bank's contribution is at the rate of 5.0%. The employees are entitled to benefits upon termination of employment status.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

3.16 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No.3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

3.17 Income tax

The Bank's income tax expenses, if any, are recorded based on tax paid and tax accrued for the period.

3.18 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the period, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and the number of ordinary shares by the effect of dilutive potential ordinary share. The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, for the quarters and half years ended June 30, 2005 and 2004, since the exercise price of the convertible bonds was higher than the average market value for each period of ordinary shares, calculation of the diluted earnings per share is not affected.

4. ADDITIONAL INFORMATION

4.1 Supplementary disclosures of cash flow information.

4.1.1 Cash paid for interest and income tax for the half years ended June 30, 2005 and 2004 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Interest	7,674.2	9,369.3	7,558.6	9,306.1
Income tax	285.6	251.0	179.5	159.9

4.1.2 Significant non-cash items are as follows :

4.1.2.1 For the half year ended June 30, 2005, the Bank recorded an increase in unrealized gain on investment amounting to Baht 616.2 million. The Bank also recorded a decrease in unrealized loss on investment amounting to Baht 1,120.0 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

For the half year ended June 30, 2004, the Bank recorded a decrease in unrealized gain on investment amounting to Baht 3,160.9 million. The Bank also recorded an increase in unrealized loss on investment amounting to Baht 610.6 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

4.1.2.2 For the half year ended June 30, 2005, the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 2,866.2 million, Baht 256.6 million and Baht 2,460.3 million, respectively.

For the half year ended June 30, 2004, the Bank has accepted the transfer of equity securities and other assets through debt restructuring amounting to Baht 300.1 million and Baht 2,041.4 million, respectively.

4.1.2.3 For the half years ended June 30, 2005 and 2004, the Bank recognized interest income on the right of the promissory notes on an accrual basis and concurrently provided reserve for loss sharing from TAMC amounting to Baht 101.1 million and Baht 135.6 million, respectively.

4.1.2.4 For the half years ended June 30, 2005 and 2004, the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 453.0 million and Baht 337.5 million, respectively.

4.1.2.5 For the half year ended June 30, 2004, the Bank had transferred properties foreclosed to land and premises amounting to Baht 65.9 million.

4.1.2.6 On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,267.0 million, legal reserves amounting to Baht 11,544.8 million and premium on ordinary share capital amounting to Baht 25,775.5 million, be transferred to offset for the Bank's deficit by effective as from January 1, 2004, total of the reduction was Baht 100,587.3 million (See Note 4.23).

4.1.2.7 For the half year ended June 30, 2004, as 2 companies held by the Bank had entered into a merger, the investments had been exchanged. The Bank, therefore, recorded the investment received from the exchange transaction at fair value on the exchange date. The Bank realized the difference between the fair value of the investment received and the book value of the investment given out as gain on sale of investment amounting to Baht 379.1 million.

4.1.2.8 For the half year ended June 30, 2005, the Bank had exercised its rights to convert investment in convertible bonds to investment in common shares amounting to Baht 254.5 million.

4.1.2.9 For the half year ended June 30, 2005, the Bank had transferred inactive assets to properties foreclosed amounting to Baht 34.0 million and transferred the unrealized increment from the appraisal of the above assets to retained earnings amounting to Baht 8.2 million.

4.1.2.10 From the 2005 land and premises reappraisal, the Bank has a revaluation increase on unrealized increment per land appraisal amounting to Baht 805.2 million; a revaluation increase to be recognized as income to the extent that it reverses a revaluation decrease previously recognized as an expense amounting to Baht 39.6 million; a revaluation decrease to be charged directly against any related revaluation surplus amounting to Baht 509.2 million; and a loss on revaluation amounting to Baht 248.3 million.

The Bank has a revaluation increase on unrealized increment per premises appraisal amounting to Baht 4,840.7 million; a revaluation increase to be recognized as income to the extent that it reverses a revaluation decrease previously recognized as an expense amounting to Baht 206.4 million; a revaluation decrease to be charged directly against any related revaluation surplus amounting to Baht 16.1 million; and a loss on revaluation amounting to Baht 23.1 million.

4.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at June 30, 2005 and December 31, 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2005			December 31, 2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	5,619.0	4.4	5,623.4	7,521.3	30.9	7,552.2
Commercial banks	112.2	6,771.1	6,883.3	180.0	3,500.6	3,680.6
Other banks	3.6	1,500.0	1,503.6	3.3	700.0	703.3
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	242.2	2,353.1	2,595.3	95.0	1,692.9	1,787.9
Other financial institutions	175.7	4,316.6	4,492.3	-	3,650.8	3,650.8
Total	6,152.7	14,945.2	21,097.9	7,799.6	9,575.2	17,374.8
Add Accrued interest receivables	0.1	15.6	15.7	-	3.6	3.6
Less Allowance for doubtful accounts	(1.9)	(107.7)	(109.6)	-	(56.5)	(56.5)
Total domestic items	6,150.9	14,853.1	21,004.0	7,799.6	9,522.3	17,321.9
Foreign items						
USD	2,259.4	80,178.3	82,437.7	3,382.8	88,436.9	91,819.7
JPY	4,207.0	217.0	4,424.0	5,188.1	221.4	5,409.5
Others	1,666.1	13,660.8	15,326.9	2,236.4	14,498.2	16,734.6
Total	8,132.5	94,056.1	102,188.6	10,807.3	103,156.5	113,963.8
Add Accrued interest receivables	-	153.6	153.6	0.1	312.4	312.5
Less Allowance for doubtful accounts	-	(0.7)	(0.7)	-	(0.7)	(0.7)
Total foreign items	8,132.5	94,209.0	102,341.5	10,807.4	103,468.2	114,275.6
Total domestic and foreign items	14,283.4	109,062.1	123,345.5	18,607.0	112,990.5	131,597.5

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2005			December 31, 2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	5,619.0	4.4	5,623.4	7,520.4	30.9	7,551.3
Commercial banks	17.1	6,771.1	6,788.2	52.4	3,500.6	3,553.0
Other banks	3.6	1,500.0	1,503.6	3.3	700.0	703.3
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	17.1	1,650.2	1,667.3	-	1,404.8	1,404.8
Other financial Institutions	175.7	4,316.6	4,492.3	-	3,650.8	3,650.8
Total	5,832.5	14,242.3	20,074.8	7,576.1	9,287.1	16,863.2
Add Accrued interest receivables	0.1	14.3	14.4	-	3.4	3.4
Less Allowance for doubtful accounts	(1.9)	(107.7)	(109.6)	-	(56.5)	(56.5)
Total domestic items	5,830.7	14,148.9	19,979.6	7,576.1	9,234.0	16,810.1
Foreign items						
USD	2,258.7	80,385.3	82,644.0	3,382.1	88,436.9	91,819.0
JPY	4,207.0	217.0	4,424.0	5,188.1	221.4	5,409.5
Others	1,389.2	11,914.4	13,303.6	2,013.0	13,045.2	15,058.2
Total	7,854.9	92,516.7	100,371.6	10,583.2	101,703.5	112,286.7
Add Accrued interest receivables	-	151.7	151.7	0.1	311.5	311.6
Less Allowance for doubtful accounts	-	(0.4)	(0.4)	-	(0.5)	(0.5)
Total foreign items	7,854.9	92,668.0	100,522.9	10,583.3	102,014.5	112,597.8
Total domestic and foreign items	13,685.6	106,816.9	120,502.5	18,159.4	111,248.5	129,407.9

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (22) Wor. 7/2546 regarding the redefinition of non-performing loans dated January 16, 2003, defining impaired loans as loans that are classified as substandard, doubtful, doubtful of loss and loss; and inclusive of doubtful of loss loans in excess of collateral that had been fully provisioned for in accordance with the notification of the BOT and had previously been written off, which the Bank had already reversed back onto its accounts.

As at December 31, 2004, the Bank had impaired loans to financial institutions amounting to Baht 3.5 million.

4.3 Securities purchased under resale agreements

Securities purchased under resale agreements consisted of the following as at June 30, 2005 and December 31, 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Government bonds and Bank of Thailand bonds	24,500.0	32,340.0	24,500.0	32,030.0
Total	24,500.0	32,340.0	24,500.0	32,030.0

4.4 Investments

4.4.1 As at June 30, 2005 and December 31, 2004, the Bank classified investments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Trading securities	248.0	272.9	50.2	272.9
Available-for-sale securities	186,068.0	188,245.5	185,185.8	187,817.7
Held-to-maturity debt securities	112,501.9	104,541.4	110,841.2	102,749.3
General investments	8,786.6	6,005.8	8,768.6	5,988.3
Investments in subsidiaries and associated companies (Note 4.4.2)	2,321.4	2,148.3	8,861.2	8,923.6
Total investments, net	309,925.9	301,213.9	313,707.0	305,751.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2005			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	198.9	-	(0.1)	198.8
Domestic marketable equity securities	49.4	-	(0.2)	49.2
Total	248.3	-	(0.3)	248.0
Add (less) Revaluation allowance	(0.3)			-
Total	248.0			248.0
Available-for-sale securities				
Government and state enterprise securities	85,220.6	92.6	(79.3)	85,233.9
Private enterprise debt securities	2,215.0	4.3	(184.1)	2,035.2
Foreign debt securities	1,242.0	3.3	(0.6)	1,244.7
Total	88,677.6	100.2	(264.0)	88,513.8
Add (less) Revaluation allowance	(112.6)			-
Less Allowance for impairment	(51.2)			-
Total	88,513.8			88,513.8
Held-to-maturity debt securities				
Government and state enterprise securities	60,559.7	90.5	(31.3)	60,618.9
Private enterprise debt securities	588.4	3.7	(0.1)	592.0
Foreign debt securities	5,495.0	5.6	(4.9)	5,495.7
Total	66,643.1	99.8	(36.3)	66,706.6
Less Allowance for impairment	-			-
Total	66,643.1			66,706.6
Total current investments, net	155,404.9			155,468.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	72,823.9	1,490.6	(1,080.8)	73,233.7
Private enterprise debt securities	7,731.4	206.6	(68.4)	7,869.6
Foreign debt securities	1,937.0	25.9	(0.8)	1,962.1
Domestic marketable equity securities	5,716.4	4,571.9	(716.4)	9,571.9
Foreign marketable equity securities	831.9	314.8	-	1,146.7
Securities transferred to subsidiary (Note 3.4)	695.9	3,074.3	-	3,770.2
Total	89,736.5	9,684.1	(1,866.4)	97,554.2
Add (less) Revaluation allowance	9,441.9			-
Less Allowance for impairment	(1,624.2)			-
Total	97,554.2			97,554.2
Held-to-maturity debt securities				
Government and state enterprise securities	42,848.7	437.1	(234.6)	43,051.2
Private enterprise debt securities	506.0	8.1	-	514.1
Foreign debt securities	2,504.1	49.9	-	2,554.0
Total	45,858.8	495.1	(234.6)	46,119.3
Less Allowance for impairment	-			-
Total	45,858.8			46,119.3
General investments				
Regular equity securities				
Domestic non-marketable equity securities	4,642.5			7,137.4
Foreign non-marketable equity securities	1,552.2			1,559.5
Total regular equity securities	6,194.7			8,696.9
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3.0			5.4
Non-listed securities	5,457.8			7,162.2
Total equity securities received through debt restructuring	5,460.8			7,167.6
Total	11,655.5			15,864.5
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,869.0)			-
Total	8,786.6			15,864.5
Total long-term investments, net	152,199.6			159,538.0

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	273.2	0.1	(0.4)	272.9
Total	273.2	0.1	(0.4)	272.9
Add (less) Revaluation allowance	(0.3)			-
Total	272.9			272.9
Available-for-sale securities				
Government and state enterprise securities	74,119.9	109.3	(87.3)	74,141.9
Private enterprise debt securities	1,742.6	12.5	(184.1)	1,571.0
Foreign debt securities	982.1	0.8	(0.3)	982.6
Total	76,844.6	122.6	(271.7)	76,695.5
Add (less) Revaluation allowance	(149.1)			-
Total	76,695.5			76,695.5
Held-to-maturity debt securities				
Government and state enterprise securities	49,995.5	157.9	(82.5)	50,070.9
Private enterprise debt securities	372.2	2.6	(0.1)	374.7
Foreign debt securities	7,963.4	7.5	(11.7)	7,959.2
Total	58,331.1	168.0	(94.3)	58,404.8
Less Allowance for impairment	-			-
Total	58,331.1			58,404.8
Total current investments, net	135,299.5			135,373.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	86,617.0	817.3	(1,561.2)	85,873.1
Private enterprise debt securities	9,198.9	226.5	(70.7)	9,354.7
Foreign debt securities	2,628.2	37.3	(2.6)	2,662.9
Domestic marketable equity securities	4,771.7	5,121.0	(568.9)	9,323.8
Foreign marketable equity securities	788.5	228.7	-	1,017.2
Investments in receivables	24.9	6.0	-	30.9
Securities transferred to subsidiary (Note 3.4)*	695.9	2,591.5	-	3,287.4
Total	104,725.1	9,028.3	(2,203.4)	111,550.0
Add (less) Revaluation allowance	7,725.9			-
Less Allowance for impairment	(901.0)			-
Total	111,550.0			111,550.0
Held-to-maturity debt securities				
Government and state enterprise securities	43,101.6	443.6	(488.2)	43,057.0
Private enterprise debt securities	991.2	16.1	-	1,007.3
Foreign debt securities	2,117.5	54.1	-	2,171.6
Total	46,210.3	513.8	(488.2)	46,235.9
Less Allowance for impairment	-			-
Total	46,210.3			46,235.9
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,009.1			6,450.2
Foreign non-marketable equity securities	1,291.1			1,301.8
Total regular equity securities	6,300.2			7,752.0
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	79.2			78.8
Non-listed securities	2,521.8			2,666.1
Total equity securities received through debt restructuring	2,601.0			2,744.9
Total	8,901.2			10,496.9
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,895.5)			-
Total	6,005.8			10,496.9
Total long-term investments, net	163,766.1			168,282.8

* Refer to page 24 for more explanation.

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2005

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	50.3	-	(0.1)	50.2
Total	50.3	-	(0.1)	50.2
Add (less) Revaluation allowance	(0.1)			-
Total	50.2			50.2
Available-for-sale securities				
Government and state enterprise securities	85,220.6	92.6	(79.3)	85,233.9
Private enterprise debt securities	2,215.0	4.3	(184.1)	2,035.2
Foreign debt securities	839.6	0.2	(0.3)	839.5
Total	88,275.2	97.1	(263.7)	88,108.6
Add (less) Revaluation allowance	(115.4)			-
Less Allowance for impairment	(51.2)			-
Total	88,108.6			88,108.6
Held-to-maturity debt securities				
Government and state enterprise securities	60,509.8	90.5	(31.3)	60,569.0
Private enterprise debt securities	588.4	3.7	(0.1)	592.0
Foreign debt securities	5,276.3	5.2	(4.9)	5,276.6
Total	66,374.5	99.4	(36.3)	66,437.6
Less Allowance for impairment	-			-
Total	66,374.5			66,437.6
Total current investments, net	154,533.3			154,596.4

Million Baht

THE BANK'S FINANCIAL STATEMENTS

JUNE 30, 2005

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	72,823.9	1,490.6	(1,080.8)	73,233.7
Private enterprise debt securities	7,731.4	206.6	(68.4)	7,869.6
Foreign debt securities	1,472.9	13.5	(0.8)	1,485.6
Domestic marketable equity securities	5,716.4	4,571.9	(716.4)	9,571.9
Foreign marketable equity securities	831.9	314.3	-	1,146.2
Securities transferred to subsidiary (Note 3.4)	695.9	3,074.3	-	3,770.2
Total	89,272.4	9,671.2	(1,866.4)	97,077.2
Add (less) Revaluation allowance	9,429.0			-
Less Allowance for impairment	(1,624.2)			-
Total	97,077.2			97,077.2
Held-to-maturity debt securities				
Government and state enterprise securities	42,848.7	437.1	(234.6)	43,051.2
Private enterprise debt securities	506.0	8.1	-	514.1
Foreign debt securities	1,112.0	23.4	-	1,135.4
Total	44,466.7	468.6	(234.6)	44,700.7
Less Allowance for impairment	-			-
Total	44,466.7			44,700.7
General investments				
Regular equity securities				
Domestic non-marketable equity securities	4,634.1			7,123.1
Foreign non-marketable equity securities	1,536.4			1,509.9
Total regular equity securities	6,170.5			8,633.0
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3.0			5.4
Non-listed securities	5,457.8			7,162.2
Total equity securities received through debt restructuring	5,460.8			7,167.6
Total	11,631.3			15,800.6
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,862.8)			-
Total	8,768.6			15,800.6
Total long-term investments, net	150,312.5			157,578.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	273.2	0.1	(0.4)	272.9
Total	273.2	0.1	(0.4)	272.9
Add (less) Revaluation allowance	(0.3)			-
Total	272.9			272.9
Available-for-sale securities				
Government and state enterprise securities	74,089.8	109.3	(87.2)	74,111.9
Private enterprise debt securities	1,737.1	12.5	(184.1)	1,565.5
Foreign debt securities	911.9	0.8	(0.3)	912.4
Total	76,738.8	122.6	(271.6)	76,589.8
Add (less) Revaluation allowance	(149.0)			-
Total	76,589.8			76,589.8
Held-to-maturity debt securities				
Government and state enterprise securities	49,937.7	157.9	(82.5)	50,013.1
Private enterprise debt securities	372.2	2.6	(0.1)	374.7
Foreign debt securities	7,512.9	5.0	(11.7)	7,506.2
Total	57,822.8	165.5	(94.3)	57,894.0
Less Allowance for impairment	-			-
Total	57,822.8			57,894.0
Total current investments, net	134,685.5			134,756.7

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	86,596.4	817.3	(1,561.0)	85,852.7
Private enterprise debt securities	9,478.9	226.5	(70.7)	9,634.7
Foreign debt securities	2,071.2	13.5	(2.6)	2,082.1
Domestic marketable equity securities	4,771.7	5,121.0	(568.9)	9,323.8
Foreign marketable equity securities	788.5	227.8	-	1,016.3
Investments in receivables	24.9	6.0	-	30.9
Securities transferred to subsidiary (Note 3.4)*	695.9	2,591.5	-	3,287.4
Total	104,427.5	9,003.6	(2,203.2)	111,227.9
Add (less) Revaluation allowance	7,701.4			-
Less Allowance for impairment	(901.0)			-
Total	111,227.9			111,227.9
Held-to-maturity debt securities				
Government and state enterprise securities	43,101.6	443.6	(488.2)	43,057.0
Private enterprise debt securities	991.2	16.1	-	1,007.3
Foreign debt securities	833.7	22.5	-	856.2
Total	44,926.5	482.2	(488.2)	44,920.5
Less Allowance for impairment	-			-
Total	44,926.5			44,920.5
General investments				
Regular equity securities				
Domestic non-marketable equity securities	4,999.2			6,436.2
Foreign non-marketable equity securities	1,276.2			1,258.4
Total regular equity securities	6,275.4			7,694.6
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	79.2			78.8
Non-listed securities	2,521.8			2,666.1
Total equity securities received through debt restructuring	2,601.0			2,744.9
Total	8,876.4			10,439.5
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,888.2)			-
Total	5,988.3			10,439.5
Total long-term investments, net	162,142.7			166,587.9

* Refer to page 24 for more explanation

Investments classified in accordance with the notification of the BOT as at June 30, 2005 and December 31, 2004 are presented in Note 4.5.8.

As at June 30, 2005, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd., Sammitr motors manufacturing Co., Ltd. and TPT Petrochemical Public Co., Ltd.*

As at December 31, 2004, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd. and Sammitr motors manufacturing Co., Ltd.

For the half years ended June 30, 2005 and 2004, the Bank has set aside allowances for impairment of investments amounting to Baht 837.0 million and Baht 1,343.3 million, respectively.

As at June 30, 2005 and December 31, 2004, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 22,075.4 million and Baht 23,083.4 million, respectively (See Note 4.5.7).

As at December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

---

* Formerly Tuntex Petrochemical (Thailand) Public Co., Ltd.

The contractual maturity of the Bank's investments in debt securities classified as available-for-sale securities and held-to-maturity securities as at June 30, 2005 and December 31, 2004 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2005 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	85,220.6	57,571.0	15,252.9	158,044.5
Private enterprise debt securities	2,215.0	6,472.3	1,259.1	9,946.4
Foreign debt securities	1,242.0	1,814.9	122.1	3,179.0
Total	88,677.6	65,858.2	16,634.1	171,169.9
Add (less) Revaluation allowance	(112.6)	1,051.6	660.6	1,599.6
Less Allowance for impairment	(51.2)	(711.5)	(427.6)	(1,190.3)
Total	88,513.8	66,198.3	16,867.1	171,579.2
Held-to-maturity debt securities				
Government and state enterprise securities	60,559.7	17,273.4	25,575.3	103,408.4
Private enterprise debt securities	588.4	506.0	-	1,094.4
Foreign debt securities	5,495.0	2,466.5	37.6	7,999.1
Total	66,643.1	20,245.9	25,612.9	112,501.9
Less Allowance for impairment	-	-	-	-
Total	66,643.1	20,245.9	25,612.9	112,501.9
Total debt securities	155,156.9	86,444.2	42,480.0	284,081.1

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	74.119.9	66,207.1	20,409.9	160,736.9
Private enterprise debt securities	1,742.6	8,084.0	1,114.9	10.941.5
Foreign debt securities	982.1	2,509.4	118.8	3.610.3
Total	76,844.6	76,800.5	21,643.6	175.288.7
Add (less) Revaluation allowance	(149.1)	169.6	(231.9)	(211.4)
Less Allowance for impairment	-	(158.2)	(332.9)	(491.1)
Total	76.695.5	76,811.9	21.078.8	174.586.2
Held-to-maturity debt securities				
Government and state enterprise securities	49.995.5	13.318.6	29.783.0	93.097.1
Private enterprise debt securities	372.2	991.2	-	1.363.4
Foreign debt securities	7.963.4	2.098.4	19.1	10.080.9
Total	58.331.1	16.408.2	29.802.1	104.541.4
Less Allowance for impairment	-	-	-	-
Total	58.331.1	16,408.2	29.802.1	104,541.4
Total debt securities	135.026.6	93,220.1	50,880.9	279,127.6

Million Baht

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2005 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	85,220.6	57,571.0	15,252.9	158,044.5
Private enterprise debt securities	2,215.0	6,472.3	1,259.1	9,946.4
Foreign debt securities	839.6	1,350.7	122.1	2,312.4
Total	88,275.2	65,394.0	16,634.1	170,303.3
Add (less) Revaluation allowance	(115.4)	1,039.3	660.6	1,584.5
Less Allowance for impairment	(51.2)	(711.5)	(427.6)	(1,190.3)
Total	88,108.6	65,721.8	16,867.1	170,697.5
Held-to-maturity debt securities				
Government and state enterprise securities	60,509.8	17,273.4	25,575.3	103,358.5
Private enterprise debt securities	588.4	506.0	-	1,094.4
Foreign debt securities	5,276.3	1,074.4	37.6	6,388.3
Total	66,374.5	18,853.8	25,612.9	110,841.2
Less Allowance for impairment	-	-	-	-
Total	66,374.5	18,853.8	25,612.9	110,841.2
Total debt securities	154,483.1	84,575.6	42,480.0	281,538.7

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	74.089.8	66,186.5	20,409.9	160,686.2
Private enterprise debt securities	1,737.1	8,364.0	1,114.9	11,216.0
Foreign debt securities	911.9	1,952.4	118.8	2.983.1
Total	76.738.8	76,502.9	21,643.6	174,885.3
Add (less) Revaluation allowance	(149.0)	146.0	(231.9)	(234.9)
Less Allowance for impairment	-	(158.2)	(332.9)	(491.1)
Total	76.589.8	76,490.7	21,078.8	174.159.3
Held-to-maturity debt securities				
Government and state enterprise securities	49.937.7	13.318.6	29,783.0	93.039.3
Private enterprise debt securities	372.2	991.2	-	1.363.4
Foreign debt securities	7.512.9	814.6	19.1	8,346.6
Total	57.822.8	15.124.4	29,802.1	102.749.3
Less Allowance for impairment	-	-	-	-
Total	57.822.8	15,124.4	29,802.1	102.749.3
Total debt securities	134.412.6	91,615.1	50,880.9	276,908.6

4.4.2 As at June 30, 2005 and December 31, 2004, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

Company	Type of Business	Securities Type	Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	47.7	1.6
Processing Center Co.. Ltd.	Service	Ordinary share	10.0	30.00%	3.0	168.0	4.2
WTA (Thailand) Co.. Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co.. Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co.. Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co.. Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co.. Ltd.	Finance	Ordinary share and Preferred share	15.904.5	27.49%	2.446.0**	2.873.7**	-
Asia Credit Securities Co.. Ltd.***	Securities	Ordinary share	500.0	27.49%	-	-	-
Leasing Sinn Asia Co.. Ltd.***	Leasing	Ordinary share	100.2	27.49%	-	-	-
Bualuang Finance Co.. Ltd.***	Finance	Ordinary share	700.0	27.43%	-	-	-
PCC Capital Co., Ltd.****	Finance	Ordinary share	50.0	30.00%	-	-	-
Technology & Software Solution Co..Ltd.*****	Service	Ordinary share	10.0	30.00%	-	-	-
Thai Digital ID Co..Ltd.*****	Service	Ordinary share	50.0	30.00%	-	-	-
Total					2.518.9	3.089.4	
Less Allowance for impairment					-	(768.0)	
Investments in associated companies, net					2.518.9	2,321.4	

* Net of investment diminution

** Net of goodwill amortization

*** Because associated company of the Bank through indirect shareholding in Asia Credit Public Co., Ltd.

**** Because associated company of the Bank through indirect shareholding in Processing Center Co., Ltd.

***** Because associated company of the Bank through indirect shareholding in PCC Capital Co., Ltd.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

Company	Type of Business	Securities Type	Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	40.3	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	160.5	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,715.5**	-
Asia Credit Securities Co., Ltd.***	Securities	Ordinary share	500.0	27.49%	-	-	-
PCC Capital Co., Ltd.****	Finance	Ordinary share	50.0	30.00%	-	-	-
Technology & Software Solution Co.,Ltd.*****	Service	Ordinary share	10.0	30.00%	-	-	-
Thai Digital ID Co.,Ltd.*****	Service	Ordinary share	50.0	30.00%	-	-	-
Total					2,518.9	2,916.3	
Less Allowance for impairment					-	(768.0)	
Investments in associated companies, net					2,518.9	2,148.3	

* Net of investment diminution

** Net of goodwill amortization

*** Because associated company of the Bank through indirect shareholding in Asia Credit Public Co., Ltd.

**** Because associated company of the Bank through indirect shareholding in Processing Center Co., Ltd.

***** Because associated company of the Bank through indirect shareholding in PCC Capital Co., Ltd.

Million Baht

THE BANK'S FINANCIAL STATEMENTS

JUNE 30, 2005

Company	Type of Business	Securities Type	Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	718.9	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,511.7	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,620.4	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	58.2	3.2
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	630.6	11.2
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	- *	47.7	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	168.0	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8 *	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0 *	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1 *	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0 **	2,873.7 **	-
Asia Credit Securities Co., Ltd. ***	Securities	Ordinary share	500.0	27.49%	-	-	-
Leasing Sinn Asia Co., Ltd. ***	Leasing	Ordinary share	100.2	27.49%	-	-	-
Bualuang Finance Co., Ltd. ***	Finance	Ordinary share	700.0	27.43%	-	-	-
PCC Capital Co., Ltd. ****	Finance	Ordinary share	50.0	30.00%	-	-	-
Technology & Software Solution Co.,Ltd. *****	Service	Ordinary share	10.0	30.00%	-	-	-
Thai Digital ID Co.,Ltd. *****	Service	Ordinary share	50.0	30.00%	-	-	-
Total					8,425.5	9,629.2	
Less Allowance for impairment					-	(768.0)	
Investments in subsidiaries and associated companies, net					8,425.5	8,861.2	

* Net of investment diminution

** Net of goodwill amortization

*** Because associated company of the Bank through indirect shareholding in Asia Credit Public Co., Ltd.

**** Because associated company of the Bank through indirect shareholding in Processing Center Co., Ltd.

***** Because associated company of the Bank through indirect shareholding in PCC Capital Co., Ltd.

Million Baht

THE BANK'S FINANCIAL STATEMENTS

DECEMBER 31, 2004

Company	Type of Business	Securities Type	Share Capital	Direct and indirect Share holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	670.3	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,245.3	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,627.0	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	889.9	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	58.2	6.7
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	264.0	61.29%	325.4	284.6	104.7
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	40.3	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	160.5	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,715.5**	-
Asia Credit Securities Co., Ltd.***	Securities	Ordinary share	500.0	27.49%	-	-	-
PCC Capital Co., Ltd.****	Finance	Ordinary share	50.0	30.00%	-	-	-
Technology & Software Solution Co.,Ltd.*****	Service	Ordinary share	10.0	30.00%	-	-	-
Thai Digital ID Co.,Ltd.*****	Service	Ordinary share	50.0	30.00%	-	-	-
Total					8,857.3	9,691.6	
Less Allowance for impairment					-	(768.0)	
Investments in subsidiaries and associated companies, net					8,857.3	8,923.6	

* Net of investment diminution

** Net of goodwill amortization

*** Because associated company of the Bank through indirect shareholding in Asia Credit Public Co., Ltd.

**** Because associated company of the Bank through indirect shareholding in Processing Center Co., Ltd.

***** Because associated company of the Bank through indirect shareholding in PCC Capital Co., Ltd.

As at June 30, 2005 and December 31, 2004, the Bank had investments in companies which represent more than 10% of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Agriculture and mining	-	-	-	-
Manufacturing and commercial	4,810.6	935.9	4,810.6	935.9
Real estate and construction	205.1	205.1	205.1	205.1
Utilities and services	4,339.3	3,530.2*	4,339.3	3,530.2*
Others	392.6	395.5	392.6	395.5
Total	9,747.6	5,066.7*	9,747.6	5,066.7*

Gains and losses related to investments included in statement of income for the quarters and half years ended June 30, 2005 and 2004 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2005		June 30, 2004	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	6.8	(1.3)	6.5	(34.2)
Gains (losses) on sales of available-for-sale securities	95.9	(4.3)	422.3	(3.5)
Gains (losses) on sales of general investments	57.0	(19.9)	104.0	-
Gains (losses) on sales of investments in subsidiaries and associated companies	485.2	-	-	(2.0)
Unrealized gains (losses) on revaluation of trading securities	-	(0.8)	16.5	(0.7)
Losses on impairment of investments	-	(118.5)	-	(415.3)
Gains on debt redemption of available-for-sale securities	-	-	11.7	-
Gains on capital recovery from equity securities of general investments	8.1	-	5.9	-
Gains on investments in receivables redemption of available-for-sale securities	5.7	-	-	-

* The Bank has corrected the number from previously disclosed.

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			
	June 30, 2005		June 30, 2004	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	10.0	(2.4)	26.2	(48.9)
Gains (losses) on sales of available-for-sale securities	122.8	(17.0)	1,652.6	(3.8)
Gains (losses) on sales of general investments	603.5	(19.9)	129.7	(0.5)
Gains (losses) on sales of investments in subsidiaries and associated companies	485.2	-	-	(2.0)
Unrealized gains (losses) on revaluation of trading securities	-	(0.8)	49.7	(2.0)
Losses on impairment of investments	-	(837.0)	-	(1,343.3)
Gains on debt redemption of available-for-sale securities	2.4	-	11.7	-
Gains on debt redemption of held-to-maturity securities	-	-	2.0	-
Gains on capital recovery from equity securities of general investments	8.1	-	6.2	-
Gains on capital recovery from equity securities of investments in associated companies	-	-	16.0	-
Gains on investments in receivables redemption of available-for-sale securities	5.7	-	-	-

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2005		June 30, 2004	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	6.8	(0.9)	6.5	(33.7)
Gains (losses) on sales of available-for-sale securities	95.9	(4.3)	422.3	-
Gains (losses) on sales of general investments	57.0	(19.9)	104.0	-
Losses on sales of investments in subsidiaries and associated companies	485.2	-	-	-
Unrealized gains (losses) on revaluation of trading securities	-	(0.5)	16.5	(0.7)
Gains (losses) on impairment of investments	-	(118.5)	-	(415.3)
Gains on debt redemption of available-for-sale securities	-	-	11.7	-
Gains on capital recovery from equity securities of general investments	8.1	-	5.9	-
Gains on investments in receivables redemption of available-for-sale securities	5.7	-	-	-

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			Million Baht
	June 30, 2005		June 30, 2004	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	10.0	(1.2)	26.2	(47.4)
Gains (losses) on sales of available-for-sale securities	122.8	(17.0)	1,614.4	(0.3)
Gains (losses) on sales of general investments	603.5	(19.9)	129.7	(0.5)
Losses on sales of investments in subsidiaries and associated companies	485.2	-	-	-
Unrealized gains (losses) on revaluation of trading securities	-	(0.6)	49.7	(2.0)
Losses on impairment of investments	-	(837.0)	-	(1,343.3)
Gains on debt redemption of available-for-sale securities	2.4	-	11.7	-
Gains on debt redemption of held-to-maturity securities	-	-	2.0	-
Gains on capital recovery from equity securities of general investments	8.1	-	6.2	-
Gains on capital recovery from equity securities of investments in associated companies	-	-	16.0	-
Gains on investments in receivables redemption of available-for-sale securities	5.7	-	-	-

As at June 30, 2005, the Bank had investments in 29 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 189.3 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 188.6 million.

As at December 31, 2004, the Bank had investments in 27 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 189.3 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 188.6 million.

As at June 30, 2005, the Bank had investments in 15 listed companies that are under SET delisting criteria amounting to Baht 228.1 million with the fair value of Baht 117.6 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 111.0 million.

As at December 31, 2004, the Bank had investments in 15 listed companies that are under SET delisting criteria amounting to Baht 167.6 million with the fair value of Baht 56.5 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 111.0 million.

In the fourth quarter, 2004, the rehabilitation plan of a debtor of the Bank had been affirmed by the Central Bankruptcy Court. The plan calls for repayment to creditors by various methods including debtor's issuance of new share capital, as well as arrangement for a sale of its shares previously received by creditors through troubled

debt restructuring as a repayment to creditors or a repayment by debt-equity conversion, whichever is applicable. Such transaction will lead to an impairment of investment in the debtor's company held by the Bank. As a result, the Bank had written off its investment in such company against allowance for doubtful accounts previously recorded for such debtor amounting to Baht 3,224.0 million.

4.5 Loans and accrued interest receivable

As at June 30, 2005 and December 31, 2004, the Bank had impaired loans amounting to Baht 153,917.5 million and Baht 158,675.7 million, respectively.

4.5.1 Classified by product type as at June 30, 2005 and December 31, 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Overdrafts	111,743.5	116,817.0	110,764.9	115,828.3
Loans	589,794.3	579,116.0	587,891.0	574,204.9
Bills	254,194.8	237,860.7	258,980.7	242,290.1
Hire purchase receivables	-	23.3	-	-
Others	711.4	617.0	711.4	617.0
Total	956,444.0	934,434.0	958,348.0	932,940.3
Add Accrued interest receivable	1,563.5	1,221.8	1,551.7	1,202.1
Less Allowance for doubtful accounts	(90,728.1)	(92,063.6)	(90,451.7)	(91,686.0)
Revaluation allowance for debt restructuring	(16,543.9)	(17,679.9)	(16,543.9)	(17,679.9)
Total	850,735.5	825,912.3	852,904.1	824,776.5

4.5.2 Classified by remaining maturity as at June 30, 2005 and December 31, 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Up to 1 year*	590,196.3	576,651.6	593,030.9	578,314.2
Over 1 year	366,247.7	357,782.4	365,317.1	354,626.1
Total	956,444.0	934,434.0	958,348.0	932,940.3
Add Accrued interest receivable	1,563.5	1,221.8	1,551.7	1,202.1
Total	958,007.5	935,655.8	959,899.7	934,142.4

* Including past-due contracts

4.5.3 Classified by currency and customer's residence as at June 30, 2005 and December 31, 2004 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2005			December 31, 2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	801,394.1	1,969.9	803,364.0	785,750.1	5,718.0	791,468.1
USD	41,387.9	61,643.4	103,031.3	37,902.7	57,351.8	95,254.5
Others	7,672.7	42,376.0	50,048.7	9,362.5	38,348.9	47,711.4
	850,454.7	105,989.3	956,444.0	833,015.3	101,418.7	934,434.0
Add Accrued interest receivable			1,563.5			1,221.8
Total			958,007.5			935,655.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2005			December 31, 2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	810,052.8	1,969.9	812,022.7	790,538.1	5,718.0	796,256.1
USD	41,387.9	61,577.7	102,965.6	37,902.7	57,285.5	95,188.2
Others	7,672.7	35,687.0	43,359.7	9,362.5	32,133.5	41,496.0
	859,113.4	99,234.6	958,348.0	837,803.3	95,137.0	932,940.3
Add Accrued interest receivable			1,551.7			1,202.1
Total			959,899.7			934,142.4

4.5.4 Classified by business type and in accordance with the notification of the BOT as at June 30, 2005 and December 31, 2004 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	15,777.8	430.6	598.2	635.0	1,887.8	19,329.4
Manufacturing and commercial	465,176.4	11,699.2	11,715.7	43,354.5	47,222.9	579,168.7
Real estate and construction	55,124.3	5,957.3	1,350.5	2,473.4	12,955.2	77,860.7
Utilities and services	111,697.1	1,224.2	675.3	4,865.7	8,606.3	127,068.6
Housing loans	69,671.4	1,257.4	947.2	777.4	9,603.8	82,257.2
Others	61,045.9	3,249.5	971.1	1,926.9	3,566.0	70,759.4
	778,492.9	23,818.2	16,258.0	54,032.9	83,842.0	956,444.0
Add Accrued interest receivable						1,563.5
Total						958,007.5

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	15,512.0	1,018.4	187.1	180.4	2,757.3	19,655.2
Manufacturing and commercial	446,847.0	13,987.3	17,070.6	42,860.4	43,795.9	564,561.2
Real estate and construction	56,452.1	4,869.6	1,213.8	2,042.4	14,975.9	79,553.8
Utilities and services	110,080.3	817.0	607.6	6,181.3	8,166.7	125,852.9
Housing loans	63,490.1	1,000.3	521.8	594.4	12,033.5	77,640.1
Others	57,916.4	3,374.7	240.7	2,112.9	3,526.1	67,170.8
	750,297.9	25,067.3	19,841.6	53,971.8	85,255.4	934,434.0
Add Accrued interest receivable						1,221.8
Total						935,655.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2005

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	15,383.1	430.6	558.3	635.0	1,875.3	18,882.3
Manufacturing and commercial	460,067.6	11,699.2	11,714.3	43,354.5	47,103.2	573,938.8
Real estate and construction	54,748.7	5,936.9	1,350.5	2,473.4	12,953.3	77,462.8
Utilities and services	111,405.1	1,224.2	675.3	4,865.7	8,606.3	126,776.6
Housing loans	69,354.3	1,257.4	942.4	773.8	9,574.0	81,901.9
Others	69,673.9	3,249.5	971.1	1,926.9	3,564.2	79,385.6
	780,632.7	23,797.8	16,211.9	54,029.3	83,676.3	958,348.0
Add Accrued interest receivable						1,551.7
Total						959,899.7

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2004

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	15,016.1	1,016.9	164.5	180.4	2,743.3	19,121.2
Manufacturing and commercial	441,264.8	13,920.6	17,046.6	42,844.7	43,635.5	558,712.2
Real estate and construction	54,928.4	4,837.3	1,195.3	2,042.4	14,929.7	77,933.1
Utilities and services	109,273.3	788.4	607.6	6,176.6	8,165.7	125,011.6
Housing loans	62,800.6	982.4	512.1	583.8	11,996.5	76,875.4
Others	66,069.1	3,370.2	240.2	2,112.9	3,494.4	75,286.8
	749,352.3	24,915.8	19,766.3	53,940.8	84,965.1	932,940.3
Add Accrued interest receivable						1,202.1
Total						934,142.4

4.5.5 As at June 30, 2005 and December 31, 2004, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2005			
	Loans and Accrued Interest Receivables	**Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	779,892.8	419,321.8	1	4,193.4
Special mentioned	23,959.1	7,687.8	2	153.8
Substandard	16,280.7	5,813.9	20	1,162.8
Doubtful	54,032.9	32,986.7	50	16,493.3
Doubtful of loss	83,842.0	40,591.9	100	43,700.0
Total	958,007.5	506,402.1		65,703.3
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				25,003.4
Total				90,706.7 *

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004			
	Loans and Accrued Interest Receivables	**Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	751,361.3	388,106.7	1	3,882.1
Special mentioned	25,202.7	7,840.8	2	159.6
Substandard	19,864.6	6,395.6	20	1,279.3
Doubtful	53,971.7	27,506.9	50	13,753.4
Doubtful of loss	85,255.5	36,337.4	100	38,762.5
Total	935,655.8	466,187.4		57,836.9
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				34,207.0
Total				92,043.9 **

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 21.4 million (See Note 4.6).

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 19.7 million (See Note 4.6).

Million Baht

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2005			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	782,020.8	421,896.5	1	4,219.1
Special mentioned	23,938.7	7,667.4	2	153.3
Substandard	16,234.6	5,767.8	20	1,153.6
Doubtful	54,029.3	32,983.1	50	16,491.6
Doubtful of loss	83,676.3	40,426.3	100	43,534.3
Total	959,899.7	508,741.1		65,551.9
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				24,878.4
Total				90,430.3 *

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	750,397.1	392,006.1	1	3,920.0
Special mentioned	25,050.8	7,812.8	2	156.3
Substandard	19,788.7	6,390.8	20	1,278.2
Doubtful	53,940.8	27,504.7	50	13,752.4
Doubtful of loss	84,965.1	36,169.6	100	38,594.7
Total	934,142.5	469,884.0		57,701.6
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				33,964.7
Total				91,666.3 **

As at June 30, 2005 and December 31, 2004, amount of unearned discounts are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Unearned discounts	252.3	229.1	227.7	206.9

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 21.4 million (See Note 4.6).

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 19.7 million (See Note 4.6).

4.5.6 As at June 30, 2005 and December 31, 2004, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2005				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	3	29.7	-	29.7	29.7
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	18	27,014.1	8,248.8	9,027.1	9,027.1
Total	21	27,043.8	8,248.8	9,056.8	9,056.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	3	35.6	-	35.6	35.6
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	13	22,002.5	3,597.6	8,923.4	8,923.4
Total	16	22,038.1	3,597.6	8,959.0	8,959.0

Million Baht

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2005				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	3	29.7	-	29.7	29.7
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	18	27,014.1	8,248.8	9,027.1	9,027.1
Total	21	27,043.8	8,248.8	9,056.8	9,056.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	3	35.6	-	35.6	35.6
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	13	22,002.5	3,597.6	8,923.4	8,923.4
Total	16	22,038.1	3,597.6	8,959.0	8,959.0

4.5.7 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby

losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2005 in the amount of Baht 25,423.9 million, and for the half year ended June 30, 2005, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 28.3 million (See Note 4.4.1). Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2004 in the amount of Baht 25,423.9 million, and for the year ended December 31, 2004, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 28.3 million (See Note 4.4.1).

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2004 in the amount of Baht 25,395.7 million, and for the half year ended June 30, 2004, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 778.5 million.

As at June 30, 2005, December 31, 2004 and June 30, 2004, the Bank has received the non-negotiable promissory notes from TAMC as a payment for certain portions of the transferred impaired assets amounting to Baht 22,075.4 million, Baht 23,083.4 million and Baht 24,482.6 million, respectively (See Note 4.4.1).

For the half year ended June 30, 2005 and for the year ended December 31, 2004, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 1,008.0 million and Baht 2,340.5 million, respectively (See Note 4.4.1).

4.5.8 As at June 30, 2005 and December 31, 2004, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2005

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	779,892.8	-	-	-	779,892.8
Special mentioned	23,959.1	-	-	4.7	23,963.8
Substandard	16,280.7	-	-	0.0	16,280.7
Doubtful	54,032.9	-	-	0.0	54,032.9
Doubtful of loss	83,842.0	5,490.3	1,968.9	731.6	92,032.8
Loss	-	-	-	-	-
Total	958,007.5	5,490.3	1,968.9	736.3	966,203.0

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	751,361.3	-	-	0.0	751,361.3
Special mentioned	25,202.7	-	-	4.6	25,207.3
Substandard	19,864.6	-	-	0.0	19,864.6
Doubtful	53,971.7	-	-	17.5	53,989.2
Doubtful of loss	85,255.5	5,699.9	2,008.7	651.3	93,615.4
Loss	-	-	-	-	-
Total	935,655.8	5,699.9	2,008.7	673.4	944,037.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2005

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	782,020.8	-	-	-	782,020.8
Special mentioned	23,938.7	-	-	4.7	23,943.4
Substandard	16,234.6	-	-	0.0	16,234.6
Doubtful	54,029.3	-	-	0.0	54,029.3
Doubtful of loss	83,676.3	5,467.5	1,504.1	731.6	91,379.5
Loss	-	-	-	-	-
Total	959,899.7	5,467.5	1,504.1	736.3	967,607.6

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004				
	Loans and Accrued Interest Receivables	**Investments**	**Properties Foreclosed**	**Other Assets**	**Total**
Normal	750,397.1	-	-	-	750,397.1
Special mentioned	25,050.8	-	-	4.3	25,055.1
Substandard	19,788.7	-	-	-	19,788.7
Doubtful	53,940.8	-	-	17.1	53,957.9
Doubtful of loss	84,965.1	5,677.1	1,537.8	648.6	92,828.6
Loss	-	-	-	-	-
Total	934,142.5	5,677.1	1,537.8	670.0	942,027.4

4.5.9 Troubled debt restructurings

Details of the restructured debts of the Bank for the half years ended June 30, 2005 and 2004, classified into the restructuring methods are as follows :

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2005			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	260	1,291.3	Land, building, share capital	1,314.4
Debt restructuring in various forms	11,033	36,314.0		
Total	11,293	37,605.3		

The weighted average tenure of the above mentioned restructuring is 4.6 years; and the total debt outstanding after debt restructuring is Baht 37,559.0 million.

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2004			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	245	3,340.8	Land, building	2,959.3
Debt-equity conversion	3	550.1	Share capital	303.2
Debt restructuring in various forms	13,718	27,543.0		
Total	13,966	31,433.9		

The weighted average tenure of the above mentioned restructuring is 4.6 years; and the total debt outstanding after debt restructuring is Baht 31,374.1 million.

For the quarter and half year ended June 30, 2005, the Bank recognized interest income from restructured debts amounting to Baht 1,709.2 million and Baht 4,025.8 million, respectively.

For the quarter and half year ended June 30, 2004, the Bank recognized interest income from restructured debts amounting to Baht 2,365.0 million and Baht 4,469.4 million, respectively.

As at June 30, 2005 and December 31, 2004, the Bank had balance of loan to restructured debtors amounting to Baht 187,233.1 million and Baht 193,837.0 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the half years ended June 30, 2005 and 2004 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

4.6 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at June 30, 2005 and December 31, 2004 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	3,882.0	159.7	1,279.3	13,753.5	38,782.1	34,207.0	92,063.6
Doubtful accounts	321.0	(2.5)	(115.7)	2,740.0	5,027.7	(5,520.3)	2,450.2
Bad debt recovered	-	-	-	-	(5.2)	367.5	362.3
Bad debt written off	-	-	-	-	(0.3)	(4,343.4)	(4,343.7)
Others	(9.7)	(3.3)	(0.8)	(0.1)	(83.0)	292.6	195.7
Balance carried forward	4,193.3	153.9	1,162.8	16,493.4	43,721.3	25,003.4	90,728.1

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,913.7	116.9	1,926.0	21,702.3	60,470.1	37,461.0	124,590.0
Doubtful accounts	966.1	39.9	(647.4)	(7,943.4)	(21,646.8)	23,330.6	(5,901.0)
Bad debt recovered	-	-	-	-	(6.7)	1,936.5	1,929.8
Bad debt written off	-	-	-	-	(24.4)	(25,462.9)	(25,487.3)
Others	2.2	2.9	0.7	(5.4)	(10.1)	(3,058.2)	(3,067.9)
Balance carried forward	3,882.0	159.7	1,279.3	13,753.5	38,782.1	34,207.0	92,063.6

Million Baht

THE BANK'S FINANCIAL STATEMENTS

JUNE 30, 2005

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	3,920.0	156.3	1,278.2	13,752.4	38,614.4	33,964.7	91,686.0
Doubtful accounts	299.1	(2.9)	(124.6)	2,739.2	4,941.2	(5,426.8)	2,425.2
Bad debt recovered	-	-	-	-	-	367.5	367.5
Bad debt written off	-	-	-	-	-	(4,343.4)	(4,343.4)
Others	-	-	-	-	-	316.4	316.4
Balance carried forward	4,219.1	153.4	1,153.6	16,491.6	43,555.6	24,878.4	90,451.7

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2004

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,929.1	115.3	1,925.5	21,694.9	60,015.4	37,352.2	124,032.4
Doubtful accounts	990.9	41.0	(647.3)	(7,942.5)	(21,401.0)	23,056.0	(5,902.9)
Bad debt recovered	-	-	-	-	-	1,936.5	1,936.5
Bad debt written off	-	-	-	-	-	(25,312.9)	(25,312.9)
Others	-	-	-	-	-	(3,067.1)	(3,067.1)
Balance carried forward	3,920.0	156.3	1,278.2	13,752.4	38,614.4	33,964.7	91,686.0

As at June 30, 2005, the allowance for doubtful accounts of Baht 90.728.1 million and Baht 90,451.7 million in the consolidated and the Bank's financial statements, respectively, include an allowance for doubtful accounts for legal expense paid in advance of Baht 21.4 million.

As at December 31, 2004, the allowance for doubtful accounts of Baht 92,063.6 million and Baht 91,686.0 million in the consolidated and the Bank's financial statements, respectively, include an allowance for doubtful accounts for legal expense paid in advance of Baht 19.7 million.

As at June 30, 2005 and December 31, 2004, the Bank had established allowance for doubtful accounts in excess of the minimum level required by the BOT's guideline as described in Note 3.6 since the Bank takes into consideration potential additional loss from the debtors not being able to perform according to the lending agreements.

As at June 30, 2005 and December 31, 2004, the Bank classified its assets and provisions for loan losses using guidelines in the BOT's notification on the subject of worthless or irrecoverable assets and assets with doubtful value of recoverability dated August 23, 2004 which repealed the regulations for collateral valuation and appraisal for the assets that have been valued or appraised over 12 months, as previously prescribed that it can be deducted from outstanding balance before provisioning by no more than 50% of valuation or appraised value. Accordingly, the Bank applies by no more than 90% of valuation or appraised value of collateral to be deducted from the debtor's outstanding balance before provisioning. In addition, the Bank has amended its regulations on provisioning for assets classified as doubtful of loss that have not been undertaken debt restructuring or filed lawsuit against the debtors, by which the Bank has increased the provisions for outstanding balance after being deducted with provisions already set. The rate of additional provisions is subject to overdue payment period. On May 4, 2005, the BOT had announced the new notification on collateral appraisal of financial institutions which required the financial institutions to perform appraisal or revaluation of all collaterals minimum every 3 years in order to deduct from the book value of loans before provisioning. This will not include immovable properties received from debts settlement or purchased from auction which have

to be valued or appraisal every year. As at June 30, 2005, the Bank has already performed appraisal or revaluation in accordance with the above notification.

4.7 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring as at June 30, 2005 and December 31, 2004 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Balance brought forward	17,679.9	11,346.5	17,679.9	11,346.5
Increase during the period	1,025.6	9,166.5	1,025.6	9,166.5
Write off/ decrease during the period	(2,161.6)	(2,833.1)	(2,161.6)	(2,833.1)
Balance carried forward	16,543.9	17,679.9	16,543.9	17,679.9

4.8 Properties foreclosed, net

Properties foreclosed consisted of the following as at June 30, 2005 and December 31, 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2005			
Type of Properties Foreclosed	**Balance Brought Forward**	**Additions**	**Disposals**	**Balance Carried Forward**
Assets from debt repayment				
Immovable assets	44,160.6	5,645.9	(1,806.7)	47,999.8
Movable assets	676.7	2.0	(109.4)	569.3
Total	44,837.3	5,647.9	(1,916.1)	48,569.1
Others	97.2	34.0	-	131.2
Total properties foreclosed	44,934.5	5,681.9	(1,916.1)	48,700.3
Less Allowance for impairment	(5,667.1)	(433.0)	106.6	(5,993.5)
Total properties foreclosed, net	39,267.4	5,248.9	(1,809.5)	42,706.8

Million Baht

Type of Properties Foreclosed	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	36,929.9	10,322.0	(3,091.3)	44,160.6
Movable assets	741.8	48.9	(114.0)	676.7
Total	37,671.7	10,370.9	(3,205.3)	44,837.3
Others	125.5	14.4	(42.7)	97.2
Total properties foreclosed	37,797.2	10,385.3	(3,248.0)	44,934.5
Less Allowance for impairment	(4,102.6)	(1,805.5)	241.0	(5,667.1)
Total properties foreclosed, net	33,694.6	8,579.8	(3,007.0)	39,267.4

Million Baht

Type of Properties Foreclosed	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2005			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	36,174.2	5,645.9	(1,622.3)	40,197.8
Movable assets	676.7	2.0	(109.4)	569.3
Total	36,850.9	5,647.9	(1,731.7)	40,767.1
Others	97.2	34.0	-	131.2
Total properties foreclosed	36,948.1	5,681.9	(1,731.7)	40,898.3
Less Allowance for impairment	(4,870.2)	(423.9)	90.8	(5,203.3)
Total properties foreclosed, net	32,077.9	5,258.0	(1,640.9)	35,695.0

Million Baht

Type of Properties Foreclosed	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	29,076.0	10,314.5	(3,216.3)	36,174.2
Movable assets	741.8	48.8	(113.9)	676.7
Total	29,817.8	10,363.3	(3,330.2)	36,850.9
Others	125.5	14.4	(42.7)	97.2
Total properties foreclosed	29,943.3	10,377.7	(3,372.9)	36,948.1
Less Allowance for impairment	(3,935.4)	(1,169.4)	234.6	(4,870.2)
Total properties foreclosed, net	26,007.9	9,208.3	(3,138.3)	32,077.9

Properties foreclosed classified in accordance with the notification of the BOT as at June 30, 2005 and December 31, 2004 are presented in Note 4.5.8.

In accordance with the BOT's circular letter number ThorPorTor. SorNorSor. (31) Wor. 166/2547 regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004, which was effective since July 2, 2004, the Bank is required to disclose transactions according to the criteria stated in such circular letter. For the quarter and half year ended June 30, 2005, the transactions are as follows :

Million Baht

		CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2005		
Type of Sale of Properties Foreclesed	Income Recognition Method	Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	1.5	0.4	-
Sale to public	Per cost recovery	-	137.8	6.1

Million Baht

		CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2005		
Type of Sale of Properties Foreclesed	Income Recognition Method	Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	1.5	0.6	-
Sale to public	Per cost recovery	-	224.4	9.5

Million Baht

		THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2005		
Type of Sale of Properties Foreclesed	Income Recognition Method	Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	1.5	0.4	-
Sale to public	Per cost recovery	-	137.2	6.0

Million Baht

		THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2005		
Type of Sale of Properties Foreclesed	Income Recognition Method	Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	1.5	0.6	-
Sale to public	Per cost recovery	-	223.2	8.8

4.9 Premises and equipment, net

Premises and equipment consisted of the following as at June 30, 2005 and December 31, 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2005				
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7.034.3	8,768.9	15,192.3	960.1	31,955.6
Appraisal increase (year 2000 and year 2002)	10.201.0	15.204.3	-	-	25.405.3
Appraisal decrease (year 2000 and year 2002)	(909.5)	(505.2)	-	-	(1.414.7)
Less Accumulated depreciation - cost	-	(5.038.3)	(10.636.9)	-	(15.675.2)
Less Accumulated depreciation - appraisal increase	-	(10,754.7)	-	-	(10,754.7)
Net opening amount	16.325.8	7.675.0	4.555.4	960.1	29.516.3
Additions/acquisitions - cost	21.1	120.3	1.076.1	1.008.5	2,226.0
Appraisal increase	805.2	6.254.4	-	-	7,059.6
Appraisal decrease - charged against previous appraisal increase	(509.2)	(844.5)	-	-	(1.353.7)
Appraisal decrease	(248.3)	(32.0)	-	-	(280.3)
Appraisal increase - charged against previous appraisal decrease	39.6	333.8	-	-	373.4
Disposals/transfers - cost	(28.7)	(14.7)	(1.049.7)	(1.625.7)	(2.718.8)
Disposal/ transfers - appraisal increase	(304.7)	(8.5)	-	-	(313.2)
Disposals/transfers - appraisal decrease	7.2	6.0	-	-	13.2
Depreciation for the period - cost	-	(160.2)	(769.2)	-	(929.4)
Depreciation for the period - appraisal increase	-	(354.4)	-	-	(354.4)
Depreciation for the period - appraisal decrease	-	11.0	-	-	11.0
Accumulated depreciation - appraisal increase	-	(776.7)	-	-	(776.7)
Accumulated depreciation - appraisal decrease	-	73.0	-	-	73.0
Accumulated depreciation - disposals – cost	-	8.0	1,025.0	-	1,033.0
Accumulated depreciation - disposals - appraisal increase	-	4.9	-	-	4.9
Accumulated depreciation - disposals - appraisal decrease	-	(2.5)	-	-	(2.5)
Exchange rate adjustments	58.5	16.1	6.6	0.4	81.6
Total	16.166.5	12,309.0	4.844.2	343.3	33.663.0
Closing amount					
Cost	7.085.2	8.910.7	15.259.5	343.3	31,598.7
Appraisal increase (year 2005)	10.192.3	20.605.7	-	-	30,798.0
Appraisal decrease (year 2005)	(1.111.0)	(197.5)	-	-	(1.308.5)
Less Accumulated depreciation - cost	-	(5.210.6)	(10.415.3)	-	(15.625.9)
Less Accumulated depreciation - appraisal increase	-	(11.880.8)	-	-	(11.880.8)
Add Accumulated depreciation - appraisal decrease	-	81.5	-	-	81.5
Net closing amount	16.166.5	12,309.0	4.844.2	343.3	33.663.0

As at June 30, 2005, the Bank and its subsidiaries had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 1,228.8 million and Baht 6,292.3 million, respectively.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	6,952.8	8,616.8	13,238.2	1,569.6	30,377.4
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated depreciation - cost	-	(4,709.1)	(9,529.8)	-	(14,238.9)
Less Accumulated depreciation - appraisal increase	-	(10,081.7)	-	-	(10,081.7)
Net opening amount	16,241.5	8,521.0	3,708.4	1,569.6	30,040.5
Additions/acquisitions - cost	38.1	143.9	2,204.4	990.3	3,376.7
Disposals/transfers - cost	(8.8)	(20.9)	(248.2)	(1,599.7)	(1,877.6)
Disposals/transfers - appraisal decrease	2.8	4.1	-	-	6.9
Depreciation for the year - cost	-	(321.4)	(1,335.7)	-	(1,657.1)
Depreciation for the year - appraisal increase	-	(671.5)	-	-	(671.5)
Accumulated depreciation - disposals - cost	-	9.9	225.3	-	235.2
Accumulated depreciation - disposals - appraisal decrease	-	(1.5)	-	-	(1.5)
Exchange rate adjustments	52.2	11.4	1.2	(0.1)	64.7
Total	16,325.8	7,675.0	4,555.4	960.1	29,516.3
Closing amount					
Cost	7,034.3	8,768.9	15,192.3	960.1	31,955.6
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(909.5)	(505.2)	-	-	(1,414.7)
Less Accumulated depreciation - cost	-	(5,038.3)	(10,636.9)	-	(15,675.2)
Less Accumulated depreciation - appraisal increase	-	(10,754.7)	-	-	(10,754.7)
Net closing amount	16,325.8	7,675.0	4,555.4	960.1	29,516.3

As at December 31, 2004, the Bank and its subsidiaries had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 1,129.7 million and Baht 6,036.5 million, respectively.

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2005

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,026.9	8,641.5	14,965.8	952.5	31,586.7
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(909.5)	(505.2)	-	-	(1,414.7)
Less Accumulated depreciation - cost	-	(4,984.4)	(10,499.0)	-	(15,483.4)
Less Accumulated depreciation - appraisal increase	-	(10,754.7)	-	-	(10,754.7)
Net opening amount	16,318.4	7,601.5	4,466.8	952.5	29,339.2
Additions/acquisitions - cost	21.1	119.9	1,029.2	1,007.4	2,177.6
Appraisal increase	805.2	6,254.4	-	-	7,059.6
Appraisal decrease - charged against previous appraisal increase	(509.2)	(844.5)	-	-	(1,353.7)
Appraisal decrease	(248.3)	(32.0)	-	-	(280.3)
Appraisal increase - charged against previous appraisal decrease	39.6	333.8	-	-	373.4
Disposals/transfers - cost	(28.7)	(14.7)	(1,009.2)	(1,625.0)	(2,677.6)
Disposal/ transfers - appraisal increase	(304.7)	(8.5)	-	-	(313.2)
Disposals/transfers - appraisal decrease	7.2	6.0	-	-	13.2
Depreciation for the period - cost	-	(159.3)	(751.3)	-	(910.6)
Depreciation for the period - appraisal increase	-	(354.4)	-	-	(354.4)
Depreciation for the period - appraisal decrease	-	11.0	-	-	11.0
Accumulated depreciation - appraisal increase	-	(776.7)	-	-	(776.7)
Accumulated depreciation - appraisal decrease	-	73.0	-	-	73.0
Accumulated depreciation - disposals - cost	-	8.0	1,004.9	-	1,012.9
Accumulated depreciation - disposals - appraisal increase	-	4.9	-	-	4.9
Accumulated depreciation - disposals - appraisal decrease	-	(2.5)	-	-	(2.5)
Exchange rate adjustments	58.1	11.9	5.7	-	75.7
Total	16,158.7	12,231.8	4,746.1	334.9	33,471.5
Closing amount					
Cost	7,077.4	8,775.6	15,023.3	334.9	31,211.2
Appraisal increase (year 2005)	10,192.3	20,605.7	-	-	30,798.0
Appraisal decrease (year 2005)	(1,111.0)	(197.5)	-	-	(1,308.5)
Less Accumulated depreciation - cost	-	(5,152.7)	(10,277.2)	-	(15,429.9)
Less Accumulated depreciation - appraisal increase	-	(11,880.8)	-	-	(11,880.8)
Add Accumulated depreciation - appraisal decrease	-	81.5	-	-	81.5
Net closing amount	16,158.7	12,231.8	4,746.1	334.9	33,471.5

As at June 30, 2005, the Bank had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 1,184.5 million and Baht 6,214.8 million, respectively.

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004				
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	6,945.3	8,488.7	13,041.5	1,567.4	30,042.9
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated depreciation - cost	-	(4,654.6)	(9,411.5)	-	(14,066.1)
Less Accumulated depreciation - appraisal increase	-	(10,081.7)	-	-	(10,081.7)
Net opening amount	16,234.0	8,447.4	3,630.0	1,567.4	29,878.8
Additions/acquisitions - cost	38.1	141.4	2,148.7	981.0	3,309.2
Disposals/transfers - cost	(8.8)	(19.4)	(223.3)	(1,595.9)	(1,847.4)
Disposals/transfers - appraisal decrease	2.8	4.1	-	-	6.9
Depreciation for the year - cost	-	(319.7)	(1,300.7)	-	(1,620.4)
Depreciation for the year - appraisal increase	-	(671.5)	-	-	(671.5)
Accumulated depreciation - disposals - cost	-	8.4	210.5	-	218.9
Accumulated depreciation - disposals - appraisal decrease	-	(1.5)	-	-	(1.5)
Exchange rate adjustments	52.3	12.3	1.6	-	66.2
Total	16,318.4	7,601.5	4,466.8	952.5	29,339.2
Closing amount					
Cost	7,026.9	8,641.5	14,965.8	952.5	31,586.7
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(909.5)	(505.2)	-	-	(1,414.7)
Less Accumulated depreciation - cost	-	(4,984.4)	(10,499.0)	-	(15,483.4)
Less Accumulated depreciation - appraisal increase	-	(10,754.7)	-	-	(10,754.7)
Net closing amount	16,318.4	7,601.5	4,466.8	952.5	29,339.2

As at December 31, 2004, the Bank had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 1,087.8 million and Baht 5,949.0 million, respectively.

4.10 Deposits

4.10.1 Classified by product as at June 30, 2005 and December 31, 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Demand	56,631.2	56,301.4	55,858.9	55,441.9
Savings	568,752.4	553,246.7	568,612.9	553,508.4
Fixed				
Up to 6 months	412,835.8	426,176.9	411,803.5	423,977.6
6 months-less than 1 year	28,976.6	32,929.1	28,563.9	32,441.0
1 year and over	118,979.9	125,534.2	115,239.2	120,203.1
Negotiable certificates of deposit	1,149.9	1,178.2	529.4	539.4
Total	1,187,325.8	1,195,366.5	1,180,607.8	1,186,111.4

4.10.2 Classified by remaining maturity as at June 30, 2005 and December 31, 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Up to 1 year	1,179,925.0	1,188,425.1	1,173,364.8	1,179,474.2
Over 1 year	7,400.8	6,941.4	7,243.0	6,637.2
Total	1,187,325.8	1,195,366.5	1,180,607.8	1,186,111.4

4.10.3 Classified by currency and customer's residence as at June 30, 2005 and December 31, 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2005			December 31, 2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,056,249.5	39,342.8	1,095,592.3	1,068,921.4	38,367.0	1,107,288.4
USD	15,019.6	33,837.6	48,857.2	14,836.6	32,391.0	47,227.6
Others	4,215.1	38,661.2	42,876.3	4,127.6	36,722.9	40,850.5
Total	1,075,484.2	111,841.6	1,187,325.8	1,087,885.6	107,480.9	1,195,366.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2005			December 31, 2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1.056.293.2	39.342.8	1.095.636.0	1.065.969.7	38.36[illegible]	1.104.336.7
USD	14.984.9	33.837.4	48.822.3	14.798.7	32.390.8	47.189.5
Others	4.107.4	32.042.1	36.149.5	4.039.7	30.545.5	34.585.2
Total	1.075.385.5	105.222.3	1.180.607.8	1.084.808.1	101.303.3	1.186.111.4

4.11 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at June 30, 2005 and December 31, 2004 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2005			December 31, 2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	13.1	9.280.1	9.293.2	13.1	4.383.9	4.397.0
Commercial banks	392.9	3.249.4	3.642.3	733.7	2.726.3	3.460.0
Other banks	149.2	717.9	867.1	196.2	2.184.7	2.380.9
Finance companies. Finance and securities companies. Securities companies and Credit foncier companies	1.584.4	146.7	1.731.1	1.674.2	156.8	1.831.0
Other financial institutions	1.302.9	30.1	1.333.0	1.239.8	85.4	1.325.2
Total domestic items	3.442.5	13,424.2	16.866.7	3.857.0	9.537.1	13.394.1
Foreign items						
USD	486.5	10.764.6	11.251.1	393.2	10.176.8	10.570.0
JPY	32.8	486.8	519.6	2.6	1.994.3	1.996.9
Others	2.217.1	6.213.5	8.430.6	2.086.7	5.044.3	7.131.0
Total foreign items	2.736.4	17,464.9	20.201.3	2,482.5	17.215.4	19.697.9
Total domestic and foreign items	6.178.9	30.889.1	37.068.0	6.339.5	26.752.5	33.092.0

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2005			December 31, 2004		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	13.1	9,280.1	9,293.2	13.1	4,383.9	4,397.0
Commercial banks	392.9	3,249.4	3,642.3	780.5	2,726.3	3,506.8
Other banks	149.2	717.9	867.1	196.2	2,184.7	2,380.9
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	1,605.7	146.7	1,752.4	1,756.4	146.8	1,903.2
Other financial institutions	1,302.9	30.1	1,333.0	1,239.8	28.9	1,268.[illegible]
Total domestic items	3,463.8	13,424.2	16,888.0	3,986.0	9,470.6	13,456.6
Foreign items						
USD	550.1	10,792.4	11,342.5	441.3	10,176.8	10,618.1
JPY	35.6	486.8	522.4	2.7	1,994.3	1,997.0
Others	2,232.1	6,124.1	8,356.2	2,120.4	4,977.7	7,098.1
Total foreign items	2,817.8	17,403.3	20,221.1	2,564.4	17,148.8	19,713.2
Total domestic and foreign items	6,281.6	30,827.5	37,109.1	6,550.4	26,619.4	33,169.8

4.12 Borrowings

4.12.1 Classified by types of securities and sources of fund as at June 30, 2005 and December 31, 2004, as follows :

Million Baht

	CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2005			December 31, 2004		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	13,165.5	30,772.8	43,938.3	13,165.5	29,116.3	42,281.8
Less Master Investments Agreement	(13,165.5)	-	(13,165.5)	(13,165.5)	-	(13,165.5)
Subordinated convertible bonds	4,388.5	-	4,388.5	4,388.5	-	4,388.5
Less Discount on borrowings	-	(7,962.9)	(7,962.9)	-	(8,239.9)	(8,239.9)
Total	4,388.5	22,809.9	27,198.4	4,388.5	20,876.4	25,264.9

4.12.2 Classified by types of securities, currency, maturity and interest rate as at June 30, 2005 and December 31, 2004, as follows :

Million Baht

Types	Currency	Maturity	Interest Rate	Amount June 30, 2005	Amount December 31, 2004
	CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS				
Short-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.13 and 4.18)	USD	2005	7.25%	1,150.8	1,088.8
Total short-term borrowings				1,150.8	1,088.8
Long-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.13 and 4.18)	USD	2007 - 2029	8.25% - 9.025%	29,622.0	28,027.5
	THB	Perpetual	0.67%*	13,165.5	13,165.5
Less Master Investment Agreement				(13,165.5)	(13,165.5)
Subordinated					
convertible bonds					
(Notes 4.14 and 4.18)	THB	Perpetual	Floating interest rate**	4,388.5	4,388.5
Less Discount on borrowings				(7,962.9)	(8,239.9)
Total long-term borrowings				26,047.6	24,176.1
Total				27,198.4	25,264.9

4.13 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.
- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue.

* Interest will be paid only when has paid dividend on preferred share.

** Interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a.

On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 266.9 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33.1 million). The Bank also issued USD 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 149.8 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259.0 million (Baht 9,503.5 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 177.5 million (Baht 6,543.1 million) and USD 258.7 million (Baht 9,535.1 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes (See Note 4.13). The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

On November 15, 1999, the Bank redeemed the remaining USD 0.5 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

On August 30, 2002, the Bank redeemed the remaining USD 4.75 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

4.14 Subordinated convertible bonds

On January 13, 1994, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds for sale to foreign markets in the amount not exceeding USD 500 million with a maturity of 10 years and a conversion period within 10 years, and to reserve 60 million ordinary shares to accommodate the conversion right. The Board of Directors was authorized to proceed with the issue. On January 25, 1994, the Board of Directors passed a resolution for the Bank to issue subordinated convertible bonds. On March 3, 1994, the Bank issued USD 400 million of subordinated convertible bonds with a maturity of 10 years at a coupon of 3.25% p.a. and conversion price of Baht 230 per share at the exchange rate of USD 1 to Baht 25.28 on the condition that the Bank may convert the bonds before maturity. The bondholders have the right to convert the bonds into ordinary shares from May 24, 1994 onwards.

On January 29, 1999, the Bank amended the terms and conditions of the subordinated convertible bonds by increasing the coupon from 3.25% p.a. to 4.589% p.a. which have been

approved by the trustee. This transaction was accounted as an extinguishment of debt under the IFRS, since TAS do not provide accounting guidance for the extinguishment of debt. The amended bonds were recorded at Baht 5,778.4 million, which was the fair value at the date of issuance. The difference between the book value and the redemption value of the bonds will be amortized on a monthly basis throughout the life of the bonds. As a result, the Bank recognized a gain of Baht 3,816.6 million in the 1999 statement of income (See Note 4.12).

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 11,495,694 ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds.

From May 24, 1994 until December 31, 2003, the bondholders have exercised the right to convert the bonds into ordinary shares totaling 1,495,694 shares. As at December 31, 2003 the outstanding number of ordinary shares reserved to accommodate the conversion right totaled 70 million shares (See Note 4.19).

On March 3, 2004, the Bank redeemed all subordinated convertible bonds. On April 9, 2004, the shareholders passed a resolution for the Bank to cancel the allocation of 70 million ordinary shares reserved for the exercise of conversion right of such bonds.

4.15 Convertible bonds

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds and/or convertible bonds for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with maturity not exceeding 10 years, and resolved to reserve 50 million ordinary shares to accommodate for such convertible bonds. The Board of Directors was authorized to proceed with the issue. On June 17, 1996, the Board of Directors passed a resolution for the Bank to issue and offer convertible bonds. On August 7, 1996, the Bank issued USD 350 million of convertible bonds with a maturity of 10 years at a coupon of 1.50% p.a. and conversion price of Baht 270 per share at the exchange rate of USD 1 to Baht 25.28 for sale to foreign investors. The bonds will be mandatorily redeemed at a premium at the end of year 5 subject to the terms and conditions as stated in the offering circular. The bondholders have the right to convert the bonds into ordinary shares from September 16, 1996 onwards (See Note 4.12). The Bank has entered into interest rate swap contracts in order to hedge the risk of redemption at the end of year 5 should the above mentioned terms and conditions are met (See Note 4.33).

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 10 million ordinary shares, to be reserved additionally for the exercise of the convertible bonds.

On August 7, 2001, the Bank redeemed all convertible bonds. On April 9, 2004, the shareholders passed a resolution for the Bank to cancel the allocation of 60 million ordinary shares reserved for the exercise of conversion right of such bonds.

4.16 Bonds

On April 5, 2000, the shareholders passed a resolution for the Bank to issue and offer subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities Exchange Committee (SEC). The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The shareholders also approved the allocation of 292 million ordinary shares, to be reserved additionally with 208 million ordinary shares which remain unexercised, totaling 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bond holders.

On April 9, 2004, the shareholders approved the reconsideration of resolutions of the shareholders' meeting convened on April 5, 2000 and approved for the Bank to issue subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds"). The shareholders also approved the allocation ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bondholders according to the amount and conditions previously approved (See Note 4.19).

4.17 Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, conditions and other details for the issue and offering of the bonds.

4.18 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS) Baht 46,000 million to Bualuang CAPS Fund, with a minimum return of 11.00 % p.a. and a maximum return of 22.25% p.a., payable quarterly, whereby CAPS consist of two groups of securities as follows:

The first group of securities consisted of 345,000 Class A preferred shares with a par value of Baht 10 per share and 345,000 units of subordinated perpetual bonds (Group 1

Subordinated Bonds) Offering total Baht 34,500 million. The important aspect of securities are as follows:

- Class A preferred shares are non-cumulative where the dividend payment is dependent upon the ordinary shares' dividend payment. If the Bank declares dividend on the ordinary shares, as long as the Bank still pays interest on Group 1 Subordinated Bonds in full on each due date or when the liquidation preference is reduced to equal the par value of the Preferred Shares, the Bank will pay a dividend of Baht 1 per share on the Preferred Shares. If the Bank has not paid interest on Group 1 Subordinated Bonds in full on each due date, the Bank will pay the dividend on the Preferred Shares an amount equal the interest on Group 1 Subordinated Bonds less the amount of interest already paid in such year.

- The Group 1 Subordinated Bonds is perpetual bonds with a coupon of 15.00% p.a., payable semi-annually, the interest will be paid only when the Bank has paid dividend on the Preferred Shares. The unpaid interest for any year will not be carried forward to the subsequent year. The Bank may redeem the Group 1 Subordinated Bonds subject to the approval by the BOT under the following conditions:

    - on or after 5 years from the issue date; or

    - the Preferred Shares Cum Group 1 Subordinated Bonds can no longer be counted as Tier 1 capital; or

    - the interests on the Group 1 Subordinated Bonds are no longer tax deductible; or

    - the Bank can raise an equivalent or greater amount of fund to replace the Group 1 Subordinated Bonds; or if the Bank's Tier 1 capital ratio, after the redemption of these Bonds, exceeds the minimum ratio stipulated by the BOT.

In addition, the Bank has entered into The Master Investment Agreement for investment in securities with Bualuang CAPS Fund, which has terms and conditions relating to the transfer of securities, redemption of the bonds, reduction of liquidation preference of the preferred shares, payment to the preferred shareholders as specified in the Articles of Association of the Bank, and ratio of conversion into the Bank's ordinary share of the preferred share at 1:1.

The second group of securities issued consisted of 469,200 units of discounted zero coupon subordinated bonds and subordinated convertible bonds with a par value of Baht 100.000 per unit. The total issuance price of such bonds was Baht 11,500 million. The bonds serially mature in 29 series. Bond series 1 to 20 serially mature at intervals of 3 months and mature within 3 months to 5 years. Each Bond series has a par value of Baht 1,265 million and Bonds series 21-28 consisted of subordinated convertible bonds, which have a maturity between 5 years 3 months and 7 years with a maturity interval of 3 months. These bonds have a par value 1,265 million per series. Bond series 29 has a par value of Baht 11.500 million, and a maturity of 7 years.

The Bank has the option to call all of the Bonds in the second group (series 21-29) on or after 5 years from the date of issue at the accreted value. On the redemption date, if the average closing price of the Bank's ordinary shares traded on the main board of the SET

within the period of 10 business days before the redemption date is not less than 120% of convertible price and the closing price before the redemption date is not less than 120% of convertible price, the remaining subordinated bonds in the second group shall be converted into the Bank's ordinary shares at Baht 100 per share.

On April 2, 2004, the Bank redeemed CAPS amounting to Baht 28,446.0 million and adjusted the terms and conditions for the remaining units of the CAPS amounting to Baht 17,554.0 million. Important aspects of the adjustment may be summarized as follows :

- The return of CAPS was set to a minimum rate of the 3-month deposit rate of the Bank plus 1.75% p.a. And when the Bank pays dividends to the ordinary shareholders, additional return of 0.5025% p.a. shall be paid.

- The second group bonds (series 21-28) were cancelled. The terms and conditions were revised such that the Bond series 29 became a perpetual bond, to be consistent with that of Group 1 Securities and the interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a. to make the rate return of CAPS to the aforementioned level.

- The Bank was granted the right to redeem Group 1 Securities and Group 2 Securities in whole or in part in multiple of 1/10 of the amount issued and sold or at a multiple of the mentioned amount.

According to the ICAAT's interpretation of accounting standard No.3 on the issue of compound financial instruments by financial institutions (See Note 3.16), in summary, the first group of securities should be separated into 3 parts : 1) liabilities 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred shares (Baht 15.2 million) is not material, it was included as liabilities in the balance sheets. As at June 30, 2005 and December 31, 2004, the presentation of the first group of securities is as follows :

Subordinated bonds cum preferred shares	Baht	13,164,183,450
Preferred shares	Baht	1,316,550

On April 2, 2004, the Bank redeemed Group 1 Securities amounting to Baht 21,332,366,550, the remaining portion of Group 1 Securities, as a result, had the value of Baht 13,167,633,450. The Bank had paid for the redemption with regards to the part of the redeemed Preferred Shares Cum Subordinated Bonds to the bondholders. On July 7, 2004, the Bank had converted 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount.

Had the Bank accounted for the first group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration (currently Department of Business Development) on April 16, 1999, the presentation in the balance sheets as at June 30, 2005 and December 31, 2004, would be as follows :

Preferred shares	Baht	1,316,550
Premium on preferred shares	Baht	13,164,183,450

4.19 Share capital

As at June 30. 2005 and December 31, 2004, the Bank had registered share capital of Baht 40,000,000,000 divided into 4,000,000,000 shares with par value of Baht 10 each, comprising of ordinary shares and preferred shares with details as follows for December 31. 2004 :

4.19.1 3,998,000,000 ordinary shares, consisting of :

- 1.908,711,239 ordinary shares which are issued and paid-up,

- 1.109,502,106 unissued ordinary shares which shall be allocated for offer and sale to general public, including the existing shareholders and the beneficial owners of the shares held by the custodian or by any other similar arrangements and may be issued and offered for sale in foreign markets and/or domestic markets in full amount or in part overtime,

- 70,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the subordinated convertible bonds, which had already been issued (See Note 4.14),

- 60,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the convertible bonds, which had already been issued (See Note 4.15),

- 150,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the subordinated convertible bonds of CAPS, which had already been issued (See Note 4.18),

- 500,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the subordinated convertible bonds and/or convertible bonds, which remain unissued (See Note 4.16),

- 200,000,000 unissued ordinary shares which are reserved for the exercise of right to purchase ordinary shares of the warrants, which remain unissued (See Note 4.20).

4.19.2 1,000,000 Class A preferred shares, consisting of :

- 345,000 Class A preferred shares which are issued and paid-up.

- 655,000 unissued Class A preferred shares which may be offered and sold in foreign markets and/or domestic markets, and may be offered and sold in conjunction with subordinated bonds.

4.19.3 1,000,000 unissued Class B preferred shares which may be offered and sold in foreign markets and/or domestic markets, and may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The 11th ordinary shareholders' meeting convened on April 9, 2004, approved the reconsideration of resolutions regarding the allocation of shares and issuance of various types of the Bank's securities and approved the proposed allocation of shares and issuance of various types of securities so that the resolutions in respect thereof shall correspond with the regulations prescribed by the Securities and Exchange Commission as well as the Bank's current situation by first canceling resolutions regarding the allocation of shares and the issuance of various types of Bank's securities and then approving the allocation of shares and issuance of various types of Bank's securities as follows :

1) Allocation of 1,239.502,106 ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements; such number of shares being the sum of ordinary shares previously allocated for offer and sale to general public including the existing shareholders and ordinary shares previously allocated for the exercise of conversion right of convertible securities but which allocation has now been cancelled as the securities have been redeemed. with details as follows :

   - 1,109,502,106 ordinary shares, which are ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements. remaining from ordinary shares offering at the end of 2003.

   - 70,000,000 ordinary shares reserved for the exercise of right of the subordinated convertible bonds redeemed on March 3, 2004.

   - 60,000,000 ordinary shares reserved for the exercise of right of the convertible bonds redeemed on August 7. 2001.

2) The remaining ordinary shares, preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

The Class A preferred shares and Class B preferred shares confer the following rights on the holders as follows :

1) Upon liquidation or bankruptcy of the Bank, any amount remaining after payment of all debts and liabilities of the Bank shall be divided and shared among the holders of Class A preferred shares and/or the holders of Class B preferred shares in priority to the holders of ordinary shares but pari passu with the holders of Class A preferred shares or the holders of Class B preferred shares, as the case may be, in proportion to the number of the preferred shares held by each holder thereof, in an amount equal to the first offering price of the preferred shares.

2) On the redemption date of the Bank's debentures which are offered simultaneously with the preferred shares, the Bank will pay to the holders of the preferred shares an amount equal to the lower of the first offered price of the preferred shares minus the par value of such preferred shares or premium on shares. The liquidation or bankruptcy preference under clause 1) shall be reduced to an

amount equal to the par value of the preferred shares, and the preferred shares shall be converted in to ordinary shares.

3) The holder of the preferred shares shall have preferential right to receive dividends in respect of the preferred shares in each year in priority to the holders of ordinary shares at the following rate :

In case of Class A preferred shares

- At the rate of Baht 1 per share, in the event that the Bank has paid interest on the subordinated debentures which are offered simultaneously with Class A preferred shares in full as specified in its terms and conditions or in the event that the subordinated debentures have been redeemed.

- At the rate equal to an amount of interest on the subordinated debentures which are offered simultaneously with Class A preferred shares as specified in its terms and conditions minus an interest amount on the subordinated debentures paid in that fiscal year.

In case of Class B preferred shares

- At the fixed rate determined when Class B preferred shares have firstly been issued, but not less than Baht 1 per share and not more than 20% of the first offered price of Class B preferred shares.

4) Each of preferred shares shall carry the right to one vote, equal to that of an ordinary share, at the meeting of the shareholders of the Bank.

On July 7, 2004, the Bank had registered the change in the number of its ordinary shares with the Ministry of Commerce from 1,908,497,894 shares to 1,908,711,239 shares by converting 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount (See Note 4.18).

The 12th ordinary shareholders' meeting convened on April 12, 2005, approved important resolution regarding share capital as follows :

- The reconsideration of resolutions regarding the allocation of shares and the issuance of various types of the Bank's securities:

  Ordinary shareholders' meeting approved the reconsideration of resolutions of the 11th ordinary shareholders' meeting convened on April 9, 2004, regarding the allocation of shares and the issuance of various types of the Bank's securities and approved the allocation of shares and the issuance of various types of securities as proposed, to comply with the regulations prescribed by the Securities and Exchange Commission and to reflect the Bank's current situation, which may be summarized as follows :

  Ordinary shares

  1) Allocation of 1,339,502,106 ordinary shares as follows : (revised)

     1.1) Allocation of 459,502,106 ordinary shares for offer and sale to general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

     1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

     1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders in proportion to their shareholdings.

  2) Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS) (reduced the number of shares).

  3) Allocation of 500,000,000 ordinary shares to be reserved for the exercise of conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

  4) Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

  The preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

- The amendment of the Bank's Memorandum of Association regarding the registered capital of the Bank

  The meeting approved the following amendment of Clause 4 of the Bank's Memorandum of Association to correspond with the number of ordinary shares and preferred shares that had been changed as a result of the conversion of 213,345 of Class A preferred shares into 213,345 ordinary shares owing to the redemption of 213,345 units of the Bank's Subordinated Debentures cum Preferred Shares which is a part of Capital Augmented Preferred Securities (CAPS) on April 2, 2004, which the amendment are as follows :

  The registered capital of the Bank is Baht 40,000.0 million, divided into 4,000,000,000 shares at a par value of 10 Baht each, comprising 3,998,213,345 ordinary shares, and 1,786,655 preferred shares.

As at June 30, 2005 and December 31, 2004, the registered shares and their allocations are as follows :

Type	Number of Registered Shares	Allocation		
		Description	Number of Shares	
			June 30, 2005	December 31, 2004
Ordinary shares	3.998.000.000	Shares issued	1.908.711.239	1.908.711.239
		Share allocated for sale in the future	1.339.502.106	1.239.502.106
		Share reserved for the exercise of right of the subordinated convertible bonds (See Note 4.14)	-	-
		Share reserved for the exercise of right of the convertible bonds (See Note 4.15)	-	-
		Share reserved for the exercise of right of the subordinated convertible bonds of CAPS (See Note 4.18)	50.000.000	150.000.000
		Share reserved for the exercise of right of the convertible bonds, which remain unissued (See Note 4.16)	500.000.000	500.000.000
		Share reserved for the exercise of right of the warrants, which remain unissued (See Note 4.20)	200.000.000	200.000.000
Class A preferred shares	1.000.000	Shares issued	131.655	131.655
		Share allocated for sale in the future	655.000	655.000
Class B preferred shares	1.000.000	Share allocated for sale in the future	1.000.000	1.000.000
Total	4.000.000.000		4.000.000.000	4.000.000.000

4.19.4 Capital fund as at June 30, 2005 and December 31, 2004 are as follows :

		Million Baht
	June 30, 2005	December 31, 2004
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	6,000.0	2,000.0
Other reserve	8,500.0	5,000.0
Retained earnings after appropriation	429.5	496.4
Others	13,164.2	13,164.2
	103,528.3	96,095.2
Tier 2 capital		
Unrealized increment per land appraisal	6,411.0	6,870.6
Unrealized increment per premises and condominiums appraisal	1,882.1	2,066.1
Provision for normal assets	4,329.1	3,977.0
Unrealized gain (net) on equity security revaluation-available-for-sale	3,478.1	3,501.6
Hybrid debt capital instruments	43.8	81.6
Long-term subordinated debt instruments		
Unsecured subordinated notes	14,152.1	14,291.0
	30,296.2	30,787.9
Total	133,824.5	126,883.1

As at December 31, 2004, the Bank had allocated legal reserve amounting to Baht 2,000.0 million in accordance with the Bank's Articles of Association.

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at June 30, 2005 and December 31, 2004, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

		Percentage
	June 30, 2005	December 31, 2004
Total capital	13.8	13.5
Tier 1 capital	10.7	10.2
Tier 2 capital	3.1	3.3

4.20 Warrants

On April 5, 2000, the shareholders passed a resolution for the Bank to issue up to 200 million units of warrants with a maturity of not exceeding 10 years, to be offered and sold in foreign markets and/or domestic markets. The shareholders also approved to allocate 100 million ordinary shares, to be reserved additionally with 100 million ordinary shares which remain unexercised, totaling 200 million ordinary shares, to accommodate the exercise right of the warrant holders.

On April 9, 2004, the shareholders approved the reconsideration of resolutions of the shareholders' meeting convened on April 5, 2000 and approved for the Bank to issue warrants. The shareholders also approved to allocate ordinary shares to accommodate the exercise right of the warrant holders according to the amount and conditions previously approved (See Note 4.19).

4.21 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding USD 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding USD 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into trust agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

4.22 Legal reserve and other reserve

4.22.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund at least 10% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 25% of the registered capital.

4.22.2 The Bank appropriated annual profit as other reserve, which is treated as general reserve with no specific purpose.

4.23 Offsetting for the retained deficit

On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,266,975,948, legal reserves amounting to Baht 11,544,800,000 and premium on ordinary share capital amounting to Baht 25,775,476,339, respectively, be transferred in order to offset for the retained deficit of the Bank totaling Baht 100,587,252,287, effective as from January 1, 2004.

4.24 The appropriation of the profit and the dividends payment

On October 20, 2004, the meeting of the Board of Directors of the Bank No. 7/2547 have adopted the following resolutions :

- The interim dividends on ordinary shares shall be paid from the profit of the operating result of the first half of the year 2004 at the rate of Baht 0.75 per share on November 19, 2004.

- The dividends on the Class A preferred shares (totaling 131,655 shares with an issued price of Baht 100,000.00 each) shall be paid at the amount being equal to the interest payment on the Group 1 Subordinated Bonds for period 1 of 2004 amounting to Baht 21,750,127.40 and the additional dividends shall be paid at the rate of Baht 1.00 per share amounting to Baht 131,655.00, being a total payment of Baht 21,881,782.40 (approximately at the rate of Baht 166.21 per share) on November 19, 2004. And the interest payment on the Group 1 Subordinated Bonds for period 2 of 2004 shall be paid at the amount of Baht 44,466,927.12 on January 1, 2005, according to the terms and conditions of the Capital Augmented Preferred Securities (CAPS).

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,453.4 million on November 19, 2004.

On April 12, 2005, the meeting of the ordinary shareholders No. 12 have adopted the following resolutions :

- The dividend be paid for the operating result of the year 2004 at the rate of Baht 1.75 per ordinary share, totaling Baht 3,340.2 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on November 19, 2004, and the remaining amount be paid on May 12, 2005 at the rate of Baht 1.00 per share to the shareholders whose names appear on the date the share register book is closed for the purpose of ascertaining entitlement to dividend which is April 27, 2005 at 12.00 hrs.

  In respect of the 131,655 shares of the Class A preferred shares, the dividend is paid according to the terms and conditions specified in the prospectus of the Class A preferred shares, offered simultaneously with the Group 1 Subordinated Bonds, being a part of the Bank's Capital Augmented Preferred Securities (CAPS), which stipulates that in the year that the Bank makes a dividend payment to the shareholders of ordinary shares, it is required to make a dividend payment to the shareholders of the Class A preferred share at the rate equal to the amount of interest on the Group 1 Subordinated Bonds which are not paid on each due date, and that an additional dividend be paid at the rate of Baht 1.00 per share. The Bank has already made the interim dividend payment to the shareholders of preferred shares on November 19, 2004 in the amount of Baht 21.8 million with an additional amount of Baht 0.1 million or at the rate of Baht 1.00 per share, totaling Baht 21.9 million, being the full dividend payment according to the terms and conditions specified in the prospectus.

- The appropriation of the profit for the operating result of the year 2004 as a legal reserve in the total amount of Baht 6,000.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 1,000.0 million and for the period of July - December 2004 amounting to Baht 1,000.0 million (which have already been made as per the financial statements for the year ended December 31, 2004) and as additional legal reserve in the amount of Baht 4,000.0 million.

- The appropriation of the profit for the operating result of the year 2004 as other reserves in the total amount of Baht 8,500.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 5,000.0 million (which has already made as per the financial statements for the year ended December 31, 2004) and for the period of July - December 2004 amounting to Baht 3,500.0 million.

The net profit remaining after the appropriation of profit is Baht 429.5 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.7 million on May 12, 2005.

4.25 Commitments

As at June 30, 2005 and December 31, 2004, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2005			December 31, 2004		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,590.0	1,235.6	3,825.6	2,532.3	1,417.5	3,949.8
Guarantees of loans	293.1	7,348.6	7,641.7	293.6	8,740.2	9,033.8
Other guarantees	60,898.7	15,521.9	76,420.6	56,541.7	12,971.2	69,512.9
Liability under unmatured import bills	935.7	10,259.5	11,195.2	942.7	10,525.3	11,468.0
Letters of credit	1,463.7	29,192.6	30,656.3	1,082.7	28,712.7	29,795.4
Forward foreign exchange contracts						
Bought	16,406.7	164,209.5	180,616.2	8,100.9	137,090.3	145,191.2
Sold	16,393.7	244,481.6	260,875.3	10,054.4	226,999.2	237,053.6
Currency swaps						
Bought	-	2,066.0	2,066.0	-	1,954.8	1,954.8
Sold	-	-	-	-	-	-
Interest rate swaps						
Bought	-	5,361.2	5,361.2	-	6,624.3	6,624.3
Sold	-	5,361.2	5,361.2	-	6,624.3	6,624.3
Amount of unused bank overdraft	118,111.9	3,133.9	121,245.8	117,423.7	2,888.8	120,312.5
Others	3,364.2	21,613.4	24,977.6	433.0	223.3	656.3
Total	220,457.7	509,785.0	730,242.7	197,405.0	444,771.9	642,176.9

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2005			December 31, 2004		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,590.0	1,235.6	3,825.6	2,527.5	1,417.5	3,945.0
Guarantees of loans	283.1	7,348.6	7,631.7	293.6	8,740.2	9,033.8
Other guarantees	60,898.7	14,959.7	75,858.4	56,490.7	12,349.9	68,840.6
Liability under unmatured import bills	935.7	10,022.5	10,958.2	942.7	10,381.4	11,324.1
Letters of credit	1,443.6	28,958.7	30,402.3	1,062.5	28,369.5	29,432.0
Forward foreign exchange contracts						
Bought	16,406.7	164,021.2	180,427.9	8,100.9	137,038.0	145,138.9
Sold	16,393.7	244,247.1	260,640.8	10,054.4	226,879.1	236,933.5
Currency swaps						
Bought	-	2,066.0	2,066.0	-	1,954.8	1,954.8
Sold	-	-	-	-	-	-
Interest rate swaps						
Bought	-	5,361.2	5,361.2	-	6,624.3	6,624.3
Sold	-	5,361.2	5,361.2	-	6,624.3	6,624.3
Amount of unused bank overdraft	118,111.9	2,178.4	120,290.3	117,423.7	2,019.4	119,443.1
Others	3,364.2	21,613.4	24,977.6	433.0	223.3	656.3
Total	220,427.6	507,373.6	727,801.2	197,329.0	442,621.7	639,950.7

4.26 Properties used as collateral

Government and State enterprises securities having face value of Baht 132,205.1 million and Baht 153,980.4 million as at June 30, 2005 and December 31, 2004, respectively, are deposited as cover for commitments with government agencies, the BOT and for securities sold under repurchase agreements in favour of the BOT.

4.27 Litigation

As at June 30, 2005 and December 31, 2004, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

4.28 Related party transactions

As at June 30, 2005 and December 31, 2004, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership: and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at June 30, 2005 and December 31, 2004, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	JUNE 30, 2005		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	57,727.2	57,727.2	April 11, 1997 - December 30, 2020
Average month end balance	59,055.0	59,055.0	
Commitments			
Ending balance	5,173.1	5,173.1	June 29, 2005 - May 12, 2018
Average month end balance	4,378.0	4,378.0	
Other related parties			
Loans			
Ending balance	25,145.2	34,158.2	October 30, 1999 - November 27, 2023
Average month end balance	22,990.6	32,086.9	
Commitments			
Ending balance	1,332.9	1,334.4	July 25, 2005 - September 30, 2009
Average month end balance	1,455.1	1,457.4	

Million Baht

	DECEMBER 31, 2004		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	65,259.8	65,259.8	April 11, 1997 - December 30, 2020
Average month end balance	70,962.1	70,962.1	
Commitments			
Ending balance	4,276.5	4,276.5	February 1, 2004 - May 12, 2018
Average month end balance	4,443.8	4,443.8	
Other related parties			
Loans			
Ending balance	13,161.3	22,274.2	November 4, 1993 - November 27, 2023
Average month end balance	16,301.3	22,361.5	
Commitments			
Ending balance	1,945.9	1,953.3	December 31, 2004 - September 30, 2009
Average month end balance	2,116.1	2,125.3	

For the half year ended June 30, 2005, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans were between 2.485% to 4.75%, on default loans at 14.0% and on other loans between 1.25% to 9.5%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2004, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans were between 1.78% to 3.5%, on default loans at 14.0% and on other loans between 1.25% to 8.25%. Determination of interest rates was dependent on the type of loans and collateral.

As at June 30, 2005 and December 31, 2004, the Bank had allowance for doubtful accounts of loans to related parties amounting to 15,868.9 million and Baht 13,918.7 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at June 30, 2005 and December 31, 2004 are shown in Note 4.4.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at June 30, 2005 and December 31, 2004 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Subsidiary company				
Sinnsuptawee Asset Management Co., Ltd.	-	-	9,012.9	9,112.9
Associated companies				
Asia Credit Public Co., Ltd.	5.0	-	5.0	-
BSL Leasing Co., Ltd.	1,649.0	1,516.0	1,649.0	1,516.0
Thai Filament Finishing Co., Ltd.	153.4	158.8	153.4	158.8
Thai Polymer Textile Co., Ltd.	1,539.6	1,545.8	1,539.6	1,545.8
Thai Taffeta Textile Co., Ltd.	139.8	143.1	139.8	143.1

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Subsidiary companies				
Bangkok Bank Berhad	-	-	-	5.8
Bualuang Securities Public Co., Ltd.	-	-	1.5	1.5
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
Asia Credit Public Co., Ltd.	0.6	0.5	0.6	0.5
BSL Leasing Co., Ltd.	25.4	19.8	25.4	19.8
Thai Filament Finishing Co., Ltd.	9.8	9.8	9.8	9.8
Thai Polymer Textile Co., Ltd.	11.4	11.4	11.4	11.4
Thai Taffeta Textile Co., Ltd.	7.3	7.3	7.3	7.3

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at June 30, 2005 and December 31, 2004 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Bangkok Central Leasing Co., Ltd.	1,075.0	1,002.0	1,075.0	1,002.0
Bangkok UFJ Co., Ltd.	122.0	-	122.0	-
Thana Thep Printing Co., Ltd.	10.0	-	10.0	-
Toyota Leasing (Thailand) Co., Ltd.	4,000.0	1,650.0	4,000.0	1,650.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Asia Lamp Industry Co., Ltd.	1.0	1.0	1.0	1.0
Asia Cement Public Co., Ltd.	404.7	404.0	404.7	404.0
Bangkok Central Leasing Co., Ltd.	180.0	189.6	180.0	189.6
Thana Thep Printing Co., Ltd.	1.9	1.2	1.9	1.2
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

As at June 30, 2005 and December 31, 2004, the Bank had deposits from related parties as follows :

	Million Baht	
	June 30, 2005	December 31, 2004
Subsidiaries		
BBL (Cayman) Limited	0.0	3.8
Bangkok Bank Berhad	73.2	66.8
Sinnsuptawee Asset Management Co., Ltd.	29.6	362.8
Bualuang Finance Co., Ltd.*	-	43.0
BBL Asset Management Co., Ltd.	14.2	7.5
Bualuang Securities Public Co., Ltd.	20.7	44.6
Associated companies		
BSL Leasing Co., Ltd.	11.9	13.8
Processing Center Co., Ltd.	52.8	127.2
Asia Credit Public Co., Ltd.	19.9	9.7
Thai Filament Finishing Co., Ltd.	24.7	0.2
Thai Polymer Textile Co., Ltd.	8.4	0.3
Thai Taffeta Textile Co., Ltd.	16.0	0.0
WTA (Thailand) Co., Ltd.	0.0	0.0
Related restructured debtors	1,920.6	2,091.5
Other related parties	4,936.6	4,773.3

* As at June 30, 2005, Bualuang Finance Co., Ltd. became other related company (See Note 1.2).

As at June 30, 2005 and December 31, 2004, the Bank had placement with, loans to, commitments to, deposits from, borrowings from and other liabilities with related parties, changing are summarized as follows :

	June 30, 2005	December 31, 2004	Million Baht Change
PLACEMENT			
Subsidiaries	207.5	-	207.5
LOANS			
Subsidiaries	9,012.9	9,112.9	(100.0)
Associated companies	3,486.8	3,363.7	123.1
Related restructured debtors *	55,894.5	63,412.1	(7,517.6)
Other related parties *	23,491.2	11,645.3	11,845.9
Total	91,885.4	87,534.0	4,351.4
COMMITMENTS			
Subsidiaries	1.5	7.3	(5.8)
Associated companies	54.5	48.8	5.7
Related restructured debtors *	5,144.7	4,248.1	896.6
Other related parties *	1,306.8	1,925.6	(618.8)
Total	6,507.5	6,229.8	277.7
DEPOSITS			
Subsidiaries **	137.7	528.5	(390.8)
Associated companies	133.7	151.2	(17.5)
Related restructured debtors *	1,920.6	2,091.5	(170.9)
Other related parties *	4,936.6	4,773.3	163.3
Total	7,128.6	7,544.5	(415.9)
BORROWING			
Subsidiaries	27.9	-	27.9
OTHER LIABILITIES			
Subsidiaries (Note 4.4)	3,323.0	3,323.0	-

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at June 30, 2005 and December 31, 2004, material accrued income and expenses between the Bank and related parties are as follows :

* Excluding subsidiaries and associated companies.

** As at June 30, 2005, Bualuang Finance Co., Ltd. became other related company (See Note 1.2).

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	Million Baht
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Subsidiaries				
Interest receivable	-	-	5.1	-
Interest payable	-	-	0.2	0.0
Associated companies				
Interest receivable	5.2	4.1	5.2	4.1
Interest payable	0.0	0.0	0.0	0.0
Other related parties				
Interest receivable	66.2	64.1	66.2	64.1
Interest payable	1.4	3.4	1.4	3.4

For the half years ended June 30, 2005 and 2004, material income and expenses between the Bank and related parties are as follows :

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	Million Baht
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Subsidiaries				
Interest and discount received	-	-	13.3	177.9
Fees and service income	-	-	31.7	24.5
Other income	-	-	0.9	0.8
Dividend income	-	-	14.4	76.6
Interest paid	-	-	0.9	14.9
Other expenses	-	-	5.6	-
Associated companies				
Interest and discount received	4.7	32.4	4.7	32.4
Fees and service income	0.0	0.8	0.0	0.8
Other income	0.0	0.0	0.0	0.0
Dividend income	5.8	5.7	5.8	5.7
Interest paid	0.2	0.4	0.2	0.4
Other expenses	37.0	35.0	37.0	35.0
Other related parties				
Interest and discount received	1,271.2	1,731.6	1,271.2	1,731.6
Fees and service income	31.5	23.0	31.5	23.0
Interest paid	9.7	19.2	9.7	19.2
Other expenses	286.3	141.8	286.3	141.8

For the year ended December 31, 2004, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 493.1 million for Baht 471.5 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 21.6 million, there was no gain or loss to the Bank from these sale transactions. For the half year ended June 30, 2005, the Bank had no above transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE HALF YEARS ENDED JUNE 30,
"UNAUDITED - REVIEWED"

		Million Baht
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(6.6)	(58.3)
Items to reconcile net income (loss) to cash received (paid) from operating activities		
Depreciation	0.3	0.4
Loss on impairment of properties foreclosed	9.1	11.9
Income (loss) from operations before changes in operating assets and liabilities	2.8	(46.0)
Operating assets (increase) decrease		
Deposit at financial institution	(120.0)	-
Properties foreclosed	25.1	(383.8)
Accrued interest receivable	(0.4)	3.2
Prepaid expenses	0.4	0.2
Accounts receivable	(0.3)	5.7
Deposits	0.0	-
Advance payment	-	0.0
Income tax recoverable	(9.4)	(0.9)
Operating liabilities increase (decrease)		
Accrued expenses	(5.4)	2.3
Deposit and rental deposit for properties foreclosed	0.5	0.9
Deposit for properties foreclosed rental	(6.2)	7.6
Other liabilities	(0.1)	0.0
Net cash used in operating activities	(113.0)	(410.8)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.0)	(0.8)
Net cash used in investing activities	(0.0)	(0.8)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan from the parent company	(100.0)	250.7
Net cash provided by (used in) financing activities	(100.0)	250.7
Net decrease in cash	(213.0)	(160.9)
Cash and cash equivalent items as at January 1,	362.5	290.5
Cash and cash equivalent items as at June 30,	149.5	129.6

4.29 Other benefits to directors and executives

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the directors and executives from the level and inclusive of department manager upwards. except for ordinary benefit to the directors and executives.

4.30 Income Tax

For the half years ended June 30, 2005 and 2004, the consolidated financial statements presented income tax amounting to Baht 38.2 million and Baht 90.9 million. respectively, which is the income tax of its subsidiaries.

For the half years ended June 30, 2005 and 2004, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being tax deductive expenses.

4.31 Long-term leases

Long-term leases consisted of the following as at June 30, 2005 and December 31, 2004 :

Million Baht

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Type of lease	**Period**				
Land and/or premises	2005 - 2007	172.5	133.6	171.6	132.6
Land and/or premises	2008 - 2017	222.5	218.5	222.5	218.5
Land and/or premises	2018 - 2027	19.7	20.9	19.7	20.9
Land and/or premises	2028 - 2037	-	7.9	-	7.9
Land and/or premises	2038 - 2047	-	7.9	-	7.9
Land and/or premises	2048 - 2057	-	7.9	-	7.9
Land and/or premises	2058 - 2067	-	7.9	-	7.9
Land and/or premises	2068 - 2069	-	1.2	-	1.2
Total		414.7	405.8	413.8	404.8

4.32 The financial position and the results of operation by domestic and foreign operations

4.32.1 The financial position as at June 30, 2005 and December 31, 2004 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2005			December 31, 2004		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1.213.895.3	211.752.0	1.425.647.3	1.188.040.0	219.307.5	1.407.347.5
Interbank and money market items	21.434.7	101.910.8	123.345.5	15.706.2	115.891.3	131.597.5
Loans	853.980.6	102.463.4	956.444.0	840.411.9	94.022.1	934.434.0
Investments	303.009.6	6.916.3	309.925.9	292.294.0	8.919.9	301.213.9
LIABILITIES						
Deposits	1.102.917.8	84.408.0	1.187.325.8	1.113.845.8	81.520.7	1.195.366.5
Interbank and money market items	16.150.2	20.917.8	37.068.0	12.975.6	20.116.4	33.092.0
Borrowings	4.388.5	22.809.9	27.198.4	4.388.5	20.876.4	25.264.9
Subordinated bonds cum preferred shares	13.164.2	-	13,164.2	13.164.2	-	13.164.2
CONTINGENCIES	531.807.7	198.435.0	730.242.7	500.948.2	141.228.7	642.176.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2005			December 31, 2004		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,215.401.6	204.865.8	1,420.267.4	1.187.098.2	212.836.8	1.399.935.0
Interbank and money market items	20.410.3	100.092.2	120.502.5	15.194.4	114.213.5	129.407.9
Loans	862.639.3	95.708.7	958.348.0	845.199.9	87.740.5	932.940.4
Investments	305.062.7	8.644.3	313.707.0	295.311.6	10.440.2	305.751.8
LIABILITIES						
Deposits	1.102.961.5	77.646.3	1.180.607.8	1.110.894.1	75.217.3	1.186.111.4
Interbank and money market items	16.171.5	20.937.6	37.109.1	13.038.0	20.131.8	33.169.8
Borrowings	4.388.5	22.809.9	27.198.4	4.388.5	20.876.4	25.264.9
Subordinated bonds cum preferred shares	13.164.2	-	13.164.2	13.164.2	-	13.164.2
CONTINGENCIES	531.980.1	195.821.1	727.801.2	500.892.3	139.058.4	639.950.7

4.32.2 The results of operations for the half years ended June 30, 2005 and 2004 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2005
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,665.1	2,677.1	(1,306.8)	13,035.4
Interest expenses	(3,203.7)	(1,983.7)	1,306.8	(3,880.6)
Net interest income	8,461.4	693.4	-	9,154.8
Non-interest income	4,956.6	523.7	(44.7)	5,435.6
Non-interest expenses	(8,149.0)	(839.3)	-	(8,988.3)
Income before income tax	5,269.0	377.8	(44.7)	5,602.1

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2004
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,516.9	1,886.7	(904.0)	11,499.6
Interest expenses	(3,058.6)	(1,334.4)	904.0	(3,489.0)
Net interest income	7,458.3	552.3	-	8,010.6
Non-interest income	3,993.5	532.8	(77.8)	4,448.5
Non-interest expenses	(7,437.6)	(672.3)	2.6	(8,107.3)
Income before income tax	4,014.2	412.8	(75.2)	4,351.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2005

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	23,834.1	5,210.7	(2,660.1)	26,384.7
Interest expenses	(6,261.1)	(3,911.3)	2,660.1	(7,512.3)
Net interest income	17,573.0	1,299.4	-	18,872.4
Non-interest income	9,029.7	1,012.6	(98.9)	9,943.4
Non-interest expenses	(15,370.3)	(1,802.3)	-	(17,172.6)
Income before income tax	11,232.4	509.7	(98.9)	11,643.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2004

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	21,242.8	3,851.1	(1,959.7)	23,134.2
Interest expenses	(7,506.6)	(2,912.4)	1,959.7	(8,459.3)
Net interest income	13,736.2	938.7	-	14,674.9
Non-interest income	8,201.3	1,101.1	(86.2)	9,216.2
Non-interest expenses	(14,982.6)	(1,181.4)	6.2	(16,157.8)
Income before income tax	6,954.9	858.4	(80.0)	7,733.3

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2005
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,744.6	2,551.8	(1,304.9)	12,991.5
Interest expenses	(3,197.9)	(1,939.0)	1,304.9	(3,832.0)
Net interest income	8,546.7	612.8	-	9,159.5
Non-interest income	4,652.5	505.2	-	5,157.7
Non-interest expenses	(7,958.5)	(784.9)	-	(8,743.4)
Income before income tax	5,240.7	333.1	-	5,573.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2004
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,488.5	1,769.2	(904.0)	11,353.7
Interest expenses	(3,045.9)	(1,290.9)	904.0	(3,432.8)
Net interest income	7,442.6	478.3	-	7,920.9
Non-interest income	3,685.8	504.2	(2.6)	4,187.4
Non-interest expenses	(7,171.2)	(644.9)	2.6	(7,813.5)
Income before income tax	3,957.2	337.6	-	4,294.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2005			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	23,843.0	4,970.2	(2,657.3)	26,155.9
Interest expenses	(6,239.3)	(3,824.4)	2,657.3	(7,406.4)
Net interest income	17,603.7	1,145.8	-	18,749.5
Non-interest income	8,491.1	977.9	-	9,469.0
Non-interest expenses	(14,928.8)	(1,712.9)	-	(16,641.7)
Income before income tax	11,166.0	410.8	-	11,576.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2004			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	21,192.9	3,590.5	(1,824.9)	22,958.5
Interest expenses	(7,480.2)	(2,706.1)	1,824.9	(8,361.4)
Net interest income	13,712.7	884.4	-	14,597.1
Non-interest income	7,549.8	1,015.4	(6.2)	8,559.0
Non-interest expenses	(14,428.6)	(1,121.4)	6.2	(15,543.8)
Income before income tax	6,833.9	778.4	-	7,612.3

The basis for the determination of income and expenses charge between the branches and head office, and between the branches is established by the head office, which is closed to the funding cost.

4.33 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

4.33.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at June 30, 2005 and December 31, 2004 :

Million Baht

	JUNE 30, 2005							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non - interest bearing	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items*	93,380.7	6,172.8	8,133.8	585.7	4.4	12,335.1**	-	120,612.5
Investment in securities and securities purchased under resale agreements	36,953.2	18,274.3	126,614.8	81,766.9	42,479.7	32,118.1	-	338,20[illegible]
Loans	481,004.7	108,106.4	115,969.8	38,775.8	134,681.7	-	79,809.6	958,348.[illegible]
Financial Liabilities								
Deposits	750,107.3	270,065.6	97,332.9	7,242.9	0.1	55,859.0	-	1,180,607.8
Interbank and money market items	17,658.5	10,052.0	5,073.4	-	-	4,325.2	-	37,109.1
Liabilities payable on demand	5,731.9	-	-	-	-	-	-	5,731.9
Borrowings	4,388.5	1,150.8	-	9,960.1	11,699.0	-	-	27,198.4



* Excluding allowance for doubtful accounts amounting to Baht 110.0 million.

** Including accrued interest receivables.

Million Baht

	DECEMBER 31, 2004							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non - interest bearing	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items *	64,420.3	15,152.1	32,461.2	348.6	800.0	16,282.7 **	-	129,464.9
Investment in securities and securities purchased under resale agreements	46,921.0	23,918.3	100,278.7	87,210.9	50,913.5	28,539.4	-	337,781.8
Loans	469,926.1	100,671.0	104,154.8	47,195.8	119,327.7	-	91,665.0	932,940.4
Financial Liabilities								
Deposits	733,442.0	311,008.3	82,694.5	6,636.9	0.3	52,329.4	-	1,186,111.4
Interbank and money market items	16,523.0	8,752.5	3,052.1	-	-	4,842.2	-	33,169.8
Liabilities payable on demand	4,037.0	-	-	-	-	-	-	4,037.0
Borrowings	4,388.5	-	1,088.8	9,103.5	10,684.1	-	-	25,264.9

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at June 30, 2005 and December 31, 2004 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2005	December 31, 2004	June 30, 2005	December 31, 2004
Fixed interest rate	300,270.2	240,379.0	300,270.2	239,657.0
Floating interest rate	562,369.1	608,655.8	562,369.1	605,542.8
Total	862,639.3	849,034.8	862,639.3	845,199.8

* Excluding allowance for doubtful accounts amounting to Baht 57.0 million.

** Including accrued interest receivables.

4.33.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

4.33.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorde in the balance sheets, net of any applicable provision for loss, represents the Bank maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately one-second of the total exposure as at June 30, 2005 and two-third of the total exposure as at December 31, 2004 were to domestic banks and banks in Organization for Economic Co-operation and Development (OECD) countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at June 30, 2005 and December 31, 2004, were approximately six months, almo all contracts were under one year tenor. For the currency swaps and interest rate swaps, all exposures as at June 30, 2005 and December 31, 2004, were to financial institutions.

The following table shows the credit risk of the Bank's derivative financial instruments as at June 30, 2005 and December 31, 2004 :

		Million Baht
	June 30, 2005	December 31, 2004
Forward foreign exchange contracts	2,599.9	5,466.1
Interest rate swaps	103.8	268.4
Total	2,703.7	5,734.5

4.33.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of earning financial assets and interest-bearing financial liabilities, interest income/expense and dividend income and average interest and dividend rates for the half years ended June 30, 2005 and 2004 :

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2005		
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	172,296.4	2,079.8	2.4%
Investments, net	310,433.9	4,887.0	3.1%
Loans	934,064.7	19,189.1	4.1%
Total	1,416,795.0	26,155.9	
Interest-bearing Financial Liabilities			
Deposits	1,186,476.6	5,210.5	0.9%
Interbank and money market items and securities sold under repurchase agreements	38,193.6	330.1	1.7%
Long-term borrowings and subordinated bonds cum preferred shares	38,926.7	1,865.9	9.6%
Total	1,263,596.9	7,406.5	

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2004		
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	179,176.7	1,334.2	1.5%
Investments, net	354,917.6	5,382.3	3.0%
Loans	868,243.9	16,242.0	3.7%
Total	1,402,338.2	22,958.5	
Interest-bearing Financial Liabilities			
Deposits	1,136,279.9	4,902.0	0.9%
Interbank and money market items and securities sold under repurchase agreements	35,136.2	208.3	1.2%
Long-term borrowings and subordinated bonds cum preferred shares	59,571.8	3,251.1	10.9%
Total	1,230,987.9	8,361.4	

4.33.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at June 30, 2005 and December 31, 2004 :

Million Baht

	JUNE 30, 2005					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items *	120,022.4	585.7	4.4	-	-	120,612.5
Investments and securities purchased under resale agreements	179,031.7	84,576.6	42,480.6	32,118.1	-	338,207.0
Loans **	513,221.3	206,677.9	158,639.2	-	79,809.6	958,348.0
Deposits	1,173,364.8	7,242.9	0.1	-	-	1,180,607.8
Interbank and money market items	37,109.1	-	-	-	-	37,109.1
Liabilities payable on demand	5,731.9	-	-	-	-	5,731.9
Borrowings	1,150.8	9,960.1	11,699.0	4,388.5	-	27,198.4
Subordinated bonds cum preferred shares	-	-	-	13,164.2	-	13,164.2

* Excluding allowance for doubtful accounts amounting to Baht 110.0 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

Million Baht

	DECEMBER 31, 2004					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items *	128,316.3	348.6	800.0	-	-	129,464.9
Investments and securities purchased under resale agreements	166,706.4	91,621.6	50,914.4	28,539.4	-	337,781.8
Loans **	486,649.2	230,105.1	124,521.1	-	91,665.0	932,940.4
Deposits	1,179,474.2	6,636.9	0.3	-	-	1,186,111.4
Interbank and money market items	33,169.8	-	-	-	-	33,169.8
Liabilities payable on demand	4,037.0	-	-	-	-	4,037.0
Borrowings	1,088.8	9,103.5	10,684.1	4,388.5	-	25,264.9
Subordinated bonds cum preferred shares	-	-	-	13,164.2	-	13,164.2

4.33.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheets, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability management and to satisfy the customers' foreign exchange risk management needs.

Interest rate swaps and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

* Excluding allowance for doubtful accounts amounting to Baht 57.0 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at June 30, 2005 and December 31, 2004 :

Million Baht

	JUNE 30, 2005 Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	439,697.4	1,371.3	441,068.7	806.8
Currency swaps	2,066.0	-	2,066.0	(5.5)
Interest rate swaps	10,722.4	-	10,722.4	103.8

Million Baht

	DECEMBER 31, 2004 Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	382,072.5	-	382,072.5	601.5
Currency swaps	-	1,954.8	1,954.8	(3.6)
Interest rate swaps	12,866.8	381.8	13,248.6	258.5

4.33.7 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments. The methodology used is dependent upon the characteristics of the financial instrument and the financial market in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market, such as investments in securities, have their fair value determined by the quoted market price. In other circumstances, the fair value is ordinarily derived from quoted market rates such as interest rates and foreign exchange rates, which are then subsequently incorporated into generally accepted pricing models, based on the discounted cash flow theory, to determine the fair value.

Although the management uses its best judgment in estimating fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at June 30, 2005 and December 31, 2004 :

Million Baht

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2005		December 31, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	29,679.6	29,679.6	30,455.9	30,455.9
Interbank and money market items	120,502.5	120,502.5	129,407.9	129,407.9
Securities purchased under resale agreements	24,500.0	24,500.0	32,030.0	32,030.0
Investments	313,707.0	321,036.1	305,751.8	310,268.2
Loans and accrued interest receivables, net	852,904.1	852,904.1	824,776.5	824,776.5
Customers' liabilities under acceptances	1,012.7	1,012.7	880.7	880.7
Financial Liabilities				
Deposits	1,180,607.8	1,180,607.8	1,186,111.4	1,186,111.4
Interbank and money market items	37,109.1	37,109.1	33,169.8	33,169.8
Liabilities payable on demand	5,731.9	5,731.9	4,037.0	4,037.0
Borrowings and subordinated bonds cum preferred shares	40,362.6	54,886.3	38,429.1	50,776.5
Bank's liabilities under acceptances	1,012.7	1,012.7	880.7	880.7
Interest payable	2,431.3	2,431.3	2,583.4	2,583.4

The following methods and assumptions were used by the Bank in estimating fair value of financial instruments as disclosed herein :

Cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liabilities under acceptances, deposits, liabilities payable on demand, interest payable, and Bank's liabilities under acceptances: the carrying amounts approximate fair value in the balance sheets.

Trading securities, available-for-sale securities, and held-to-maturity debt securities: the fair value is based on market value. For non-marketable debt securities, fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, of which fair value is estimated based on discounted cash flow method or net book value amount, and listed securities acquired through debt restructuring with trading restriction, of which fair value is estimated based on discounted cash flow method or the last bid price on SET on the day that securities are transferred for debt repayment.

Loans and accrued interest receivables: fair value is based on carrying value of loans and accrued interest receivables net of allowance for doubtful accounts as most of loans are floating rate loans.

Borrowings and subordinated bonds cum preferred shares: fair value is based on market value.

Forward foreign exchange contracts: fair value is determined using quoted market prices of instruments with similar characteristics and maturities. Interest rate swaps and currency swaps: fair value is calculated using discounted cash flow models based on current market yields and the maturity of similar instruments.

4.34 Events after the balance sheet date



On July 29, 2005, the Board of Directors of the Bank has passed the resolutions to the effect that the remaining amount of CAPS amounting to Baht 17,544.0 million be redeemed under the conditions that the Bank must have already obtained an approval of the BOT and/or any relevant authorities.

4.35 Approval of the financial statements



This financial statements are approved by the authorized director on August 19, 2005.

